R.H. Daignault Law Corporation
1100 Melville Street, 6th Floor
Vancouver, B.C., V6E 4A6, Canada
Tel: 604.648.2511 Fax: 604.664.0671

MAIL STOP 6010

Direct: 604.648.0527
E-mail: rene@rhdlawcorp.com
VIA COURIER

U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC
20549

Attention: Song Brandon
Phone: (202) 551-3621

July 8, 2005

Matter No.: 4007-004

Dear Ms. Brandon:
            Re:  NSM Holdings, Inc.  (the “Company”)
            4th Amendment to Form SB-2 - Registration Statement
            File No. 333-120993
            Filed: December 3, 2004

Further to your comment letter dated July 7, 2005, enclosed for filing are copies each of the following documents:

1.	Form SB-2/A - 4th Amendment (in triplicate);
2.	the redlined pages of the Form SB-2/A (in triplicate); and
3.	this comment letter (in duplicate).

Also, I confirm that I have filed these documents via EDGAR.

Critical Accounting Policies

1.
The Company has confirmed to me that the one account receivable representing 94% of all receivables on February 28, 2005 has been paid in full. The unaffiliated entity paid $4,420 on March 15, 2005 and the balance of $4,420 on April 20, 2005. At the time of the preparation of the financial statements, the Company and its auditor were aware of the fact that the account receivable had been collected and this is the reason that there was no allowance for bad debts. Also, the Company has confirmed to be that its sales payment terms are net 30 days.

Independent Auditor’s Report

2.	I confirm that the auditor’s report has been amended as requested.

I trust the above to be satisfactory. If you have any questions or require anything further please give me a call.

Yours truly,

R. H. Daignault Law Corp

Per: /s/ Rene Daignault

Rene Daignault
/rd
Enclosures
c: client

CORRESP

EXHIBIT

SB2/A4

Revision Tag Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2/A
Amendment #4

Registration Statement under the Securities Act of 1933

NSM Holdings, Inc.
(Name of small business issuer in its charter)
Delaware	5945	98-0425713
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
Suite 210D, 8351 Alexandra Road, Richmond, British Columbia, V6X 3P3, Canada 604.671.8780
(Address and telephone number of principal executive offices)
Rene Daignault 1100 Melville Street, 6th Floor, Vancouver, British Columbia, V6E 4A6, Canada 604.648.0527
(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [  ]

SB2/ - 1 - A4

CALCULATION OF REGISTRATION FEE

Securities to be registered	Amount to be registered	Offering price per share	Aggregate offering price	Registration Fee (1)
shares of common stock to be offered by NSM	2,500,000	$0.10	$250,000	$31.68
shares of common stock to be offered by selling stockholders	945,000	$0.10	$94,500	$11.97
TOTAL	3,445,000		$344,500	$43.65

(1) Estimated solely for purposes of calculating the registration fee under Rule 457(c) of the Securities Act of 1933.

The Registrant amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment that specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement will become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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Preliminary Prospectus
NSM Holdings, Inc.
3,445,000 shares of common stock

NSM Holdings, Inc. (“NSM”) is offering up to 2,500,000 shares of common stock on a self underwritten basis. The offering price is $0.10 per share and the maximum amount to be raised is $250,000. NSM intends to offer the 2,500,000 shares through its sole officer and director to investors, both inside and outside the United States. There will be no underwriter or broker/dealer involved in the transaction and there will be no commissions paid to any individuals from the proceeds of this sale.

The offering by NSM is being conducted on a best efforts basis. There is no minimum number of shares required to be sold by NSM. All proceeds from the sale of these shares will be delivered directly to NSM and will not be deposited in any escrow account. If the entire 2,500,000 shares of common stock are sold, NSM will receive gross proceeds of $250,000 before expenses of approximately $37,600. NSM plans to end the offering on September 30, 2005. However, NSM may, at its discretion, end the offering sooner or extend the offering until December 31, 2005. No assurance can be given on the number of shares NSM will sell or even if NSM will be able to sell any shares.

In addition, this prospectus relates to the resale of up to 945,000 shares of common stock by selling stockholders. The selling stockholders may sell their common stock from time to time in private negotiated transactions. The selling stockholders, other than NSM’s president, will offer or sell shares of NSM’s common stock at $0.10 per share unless and until the offering price is changed by subsequent amendment to this prospectus, or when NSM’s shares of common stock become listed or quoted on a securities market. Should NSM’s shares of common stock become listed or quoted, selling stockholders may then sell their shares at prevailing market prices or privately negotiated prices. NSM’s president will offer and sell his shares of common stock at $0.10 per share unless and until the offering price is changed by subsequent amendment to this prospectus. NSM will not receive any proceeds from the sale of the shares of common stock by the selling stockholder. However, NSM will pay for the expenses of this offering and the selling stockholders’ offering.

There is no public market for the shares of common stock of NSM.

A purchase of NSM’s common stock is highly speculative and investors should not purchase shares of NSM’s common stock unless they can afford to lose their entire investment. Investing in NSM’s common stock involves risks. See “Risk Factors” starting on page for factors to be considered before investing in NSM’s shares of common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal to tell you otherwise.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

If NSM changes the fixed offering price, it will file an amendment to the registration statement.

The date of this prospectus is __________________.
Subject to completion.

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Table of Contents

SUMMARY OF OFFERING	5
RISK FACTORS	6
USE OF PROCEEDS	10
DETERMINATION OF OFFERING PRICE	11
DILUTION	12
PLAN OF DISTRIBUTION	14
NSM’s Offering	14
Stockholder’s Offering	16
LEGAL PROCEEDINGS	18
MANAGEMENT	19
EXECUTIVE COMPENSATION	19
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	20
PRINCIPAL STOCKHOLDERS	20
DESCRIPTION OF SECURITIES	21
DESCRIPTION OF BUSINESS	22
MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION	26
Plan of Operation	30
DESCRIPTION OF PROPERTY	31
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	32
EXPERTS	32
FINANCIAL STATEMENTS	33
Financial Statements as of February 28, 2005 (unaudited) and May 31, 2004 (audited)	33

SB2/ - 4 - A4

SUMMARY OF OFFERING

NSM’s business

NSM is a Delaware company that operates through its wholly-owned subsidiary, Northern Star Distributors Ltd. NSM is in the e-commerce business and provides products and services for model ship enthusiasts, offering its products and services to the internet consumer through its website www.northernstarmall.com.

NSM is a holding company incorporated under the laws of the State of Delaware on April 8, 2004. NSM has one subsidiary, Northern Star Distributors Ltd. (“Northern Star”), which is the operating company and was incorporated under the laws of the Province of British Columbia on April 8, 2004.

NSM’s administrative and operational office is located at Suite 210D, 8351 Alexandra Road, Richmond, British Columbia, V6X 3P3, Canada, telephone (604) 681-8780. NSM’s registered statutory office is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808. NSM’s fiscal year end is May 31.

The offering: Following is a brief summary of this offering:

Securities being offered	2,500,000 shares of common stock (maximum) offered by the Company 945,000 shares of common stock offered by the selling stockholders
Number of shares outstanding before the offering	3,445,000 shares of common stock
Number of shares outstanding after the offering	5,945,000 shares of common stock, assuming all offered shares are sold.
Offering price per share	$0.10 per share
Net Proceeds to NSM	$250,000, assuming all offered shares are sold
Use of proceeds
Project development, including projects to develop and populate the website and to increase traffic to the website
Marketing, including the creation of a marketing strategy for the website and products
Repayment of debt
Working capital

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Selected Financial Data (audited)

The following financial information summarizes the more complete historical, audited, and unaudited financial information provided in this registration statement.

		As of February 28, 2005 (unaudited)	As of May1, 2004 (audited)
Balance Sheet
Total Assets		$36,267	$8,810
Total Liabilities		$40,492	$22,166
Stockholders’ Deficit		$4,225	$13,356

	Accumulated April 8, 2004 to February 28, 2005 (unaudited)	Nine month period ended February 28, 2005 (unaudited)	From inception to May 31, 2004 (audited)
Balance Sheet Income Statement
Revenue	$20,590	$20,590	Nil
Total Expenses	$75,144	$59,288	$15,856
Net Loss	$68,603	$52,747	$15,856

RISK FACTORS

Please consider the following risk factors before deciding to invest in NSM’s shares of common stock.

Risks associated with NSM:

1.  NSM is an initial development stage company and may not be able to continue as a going concern and may not be able to raise additional financing.

A note provided by NSM’s independent auditors in NSM’s financial statements for the period from inception, April 8, 2004, through February 28, 2005 contains an explanatory note that indicates that NSM is an initial development stage company and its ability to continue as a going concern is dependent on continued financial support from its shareholders, raising additional capital to fund future operations and ultimately to attain profitable operations. The explanatory note states that, because of such uncertainties, there may be a substantial doubt about NSM’s ability to continue as a going concern. This note may make it more difficult for NSM to raise additional equity or debt financing needed to run its business and is not viewed favorably by analysts or investors. NSM urges potential investors to review this report before making a decision to invest in NSM.

2.
NSM lacks an operating history upon which to judge its current operations and has losses that it expects to continue into the future. If the losses continue NSM will have to suspend operations or cease operations.

In deciding whether to purchase NSM’s shares of common stock, and the likelihood of NSM’s success, you should consider that NSM is relatively new to the internet marketplace and has no operating history upon which to judge its current operations. As a result, you will be unable to assess NSM’s future operating performance or its future financial results or condition by comparing these criteria against its past or present equivalents.
End Of Moved Text

NSM was incorporated on April 8, 2004 and NSM has no significant operating history upon which an evaluation of its future success or failure can be made. NSM’s net loss since inception is $68,603. NSM’s ability to achieve and maintain profitability and positive cash flow is dependent upon its ability to generate revenues from its planned business operations and to reduce development costs.

Based upon current plans, NSM expects to incur up to $18,000 in operating losses over the next 12 to 18 months. This will happen because there are expenses associated with the development and operation of its website. NSM cannot guaranty that it will be successful in generating revenues in the future. Failure to generate revenues may cause NSM to go out of business

SB2/ - 6 - A4

3.  NSM does not have sufficient funds to complete each phase of its proposed plan of operation and as a result may have to suspend operations.

Each of the phases of NSM’s plan of operation is limited and restricted by the amount of working capital that NSM has and is able to raise from financings and generate from business operations. NSM currently does not have sufficient funds to complete each phase of its proposed plan of operation and NSM expects that it will not satisfy its cash requirements for the next 12 months. As a result, NSM may have to suspend or cease its operations on one or more phases of the proposed plan of operation. Until NSM is able to generate any consistent and significant revenue it may be required to raise additional funds by way of equity. At any phase, if NSM finds that it does not have adequate funds to complete a phase, it may have to suspend its operations and attempt to raise more money so it can proceed with its business operations. If NSM cannot raise the capital to proceed it may have to suspend operations until it has sufficient capital.

4.  Failure to successfully compete in the e-commerce industry with established e-commerce companies may result in NSM’s inability to continue with its business operations.

There are three prominent, established e-commerce companies that are competitors with NSM. Each of www.model-ships.com and www.shipslocker.com and www.handcraftedmodelships.com have been in business for at least four years. Each of the competitors are private companies and as a result it is difficult for NSM to determine its competitive position among these competitors. Based on feedback from NSM’s customers, Zuber Jamal thinks that NSM provides a wider range of products than its competitors. NSM expects competition in this market to increase significantly as new companies enter the market and current competitors expand their online services.

If NSM is unable to develop and introduce enhanced or new technology or services quickly enough to respond to market or user requirements or to comply with emerging industry standards, or if these services do not achieve market acceptance, NSM may not be able to compete effectively.

In addition, NSM’s competitors may develop content that is better than NSM’s or that achieves greater market acceptance. It is also possible that new competitors may emerge and acquire significant market share. Competitive pressures created by any one of these companies, or by NSM’s competitors collectively, could have a negative impact on NSM’s business, results of operations and financial condition and as a result, NSM may not be able to continue with its business operations.

5.  NSM may not be able to develop and introduce enhanced or new products and services quickly enough to respond to market or user requirements or to comply with emerging industry standards and, as a result, NSM’s ability to operate and compete effectively may be affected negatively.

The computer and Internet industries are characterized by rapidly changing technologies, frequent introductions of new products, services, and industry standards. NSM’s future success will depend on its ability to adapt to rapidly changing technologies by continually improving the performance features and reliability of NSM’s services, as well as, the development and maintenance of the Internet’s infrastructure to cope with this increased traffic. NSM’s future success will also depend in large part on its ability to develop and enhance NSM’s products and services. There are significant technical risks in the development of new or enhanced services, including the risk that NSM will be unable to effectively use new technologies, adapt its services to emerging industry standards, or develop, introduce and market new or enhanced products and services. Also, if NSM is unable to develop and introduce enhanced or new products and services quickly enough to respond to market or user requirements or to comply with emerging industry standards, or if these products and services do not achieve market acceptance, NSM may not be able to compete effectively.

SB2/ - 7 - A4

6.  Since NSM’s success depends upon the efforts of Zuber Jamal, the sole officer of NSM, and its ability to attract and retain key personnel, NSM’s failure to retain key personnel will negatively effect its business.

NSM’s business is greatly dependent on the efforts of its CEO, Zuber Jamal, and on its ability to attract, motivate and retain key personnel and highly skilled technical employees. Currently, NSM does not have any employment agreement with Mr. Jamal and does not carry a key man life insurance policy on Mr. Jamal. Also, neither NSM nor Northern Star have any full time or part time employees at this time. The loss of Mr. Jamal could have a negative impact on NSM’s business, operating results and financial condition. Competition for qualified personnel is intense and NSM may not be able to hire or retain qualified personnel, which could also have a negative impact on NSM’s business.

Also, Mr. Jamal devotes only 20 hours per week to NSM’s operations, with the balance of the work week devoted to research for Microcap e-mail to al. Mr Jamal is employed by Microcap e-mail to al. to provide 20 hours of research per week. However, under the terms of employment with Microcap e-mail to al. Mr. Jamal has the discretion to work in any capacity he sees fit.

7.	Since NSM relies on one provider to host its website, NSM’s technical systems could fail if this service is interrupted, which in turn would have a negative impact on NSM’s business.

Although NSM has back up  facilities  for its computer  systems, NSM relies on one provider to host its website, www.easyasphosting.com. In the past, the website host has not failed to provide services to NSM’s systems and website. However, if NSM’s website host failed to provide  service to its systems, NSM would be unable to maintain website availability. Interruptions could result from natural  disasters as well as power loss,  telecommunications failure  and  similar vents.  NSM’s business  depends  on  the  efficient  and uninterrupted operation of its computer and communications hardware systems. Any system interruptions  that cause its website to be unavailable could materially adversely affect its business. NSM does not currently have a formal agreement with its website host, but rather a standard monthly recurring billing relationship. Furthermore, NSM will be  depending on outside expertise to maintain and expand its website design and capabilities. There is no assurance that website  consultants  can be retained who will  understand the needs of and  have the solution for a  desirable, user_friendly commercial website.

8.
NSM’s business exposes NSM to potential product liability claims, and NSM may incur substantial expenses if NSM is subject to product liability claims or litigation, which could result in a negative impact on its business.

Zuber Jamal believes that products for model ship enthusiasts involves a minimal inherent risk of product liability claims and associated adverse publicity. However, NSM may be held liable if any product it sells causes injury or is otherwise found unsuitable. Currently, NSM does not carry any product liability insurance or general business coverage. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs. These costs would have the effect of increasing NSM’s expenses and diverting Zuber Jamal’s attention away from the operation of its business, and could harm NSM’s business.

SB2/ - 8 - A4

Risks associated with NSM’s industry:

9.  Any new laws or regulations relating to the Internet or any new interpretations of existing laws could have a negative impact on NSM’s business.

Currently, other than business and operations licenses applicable to most commercial ventures, NSM is not required to obtain any governmental approval for its business operations. However, there can be no assurance that current or new laws or regulations will not, in the future, impose additional fees and taxes on NSM and its business operations. Additionally, in response to concerns regarding “spam” (unsolicited electronic messages), “pop-up” web pages and other Internet advertising, the federal government and a number of states have adopted or proposed laws and regulations that would limit the use of unsolicited Internet advertisements. While a number of factors may prevent the effectiveness of such laws and regulations, the cumulative effect may be to limit the attractiveness of effecting sales on the Internet, thus reducing the value of NSM’s business operations. Also, several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and on-line service providers in a manner similar to long distance telephone carriers and to impose access fees on those companies. This could increase the cost of transmitting data over the Internet. Any new laws or regulations relating to the Internet or any new interpretations of existing laws could have a negative impact on NSM’s business and add additional costs to NSM’s business operations.

10.	Security of online transactions via the Internet and any security breaches will have a negative impact on NSM’s business.

The secure transmission of confidential information over public telecommunications facilities is a significant barrier to electronic commerce and communications on the Internet. Many factors may cause compromises or breaches of security systems used by NSM and other Internet sites to protect proprietary information. A compromise of security on the Internet would materially negatively affect the use of the Internet for commerce and communications. This in turn would negatively affect NSM’s business. Circumvention of NSM’s security measures could result in misappropriation of its proprietary information or cause interruptions of NSM’s operations. Protecting against the threat of such security breaches may require NSM to expend significant amounts of capital and other resources. There can be no assurance that NSM’s security measures will prevent security breaches.

11.	NSM’s business will be adversely affected if the infrastructure of the Internet is unable to support demands placed on it by NSM’s business.

The success of commercial use of the Internet depends in large part upon the development and maintenance of the Internet’s infrastructure, including the development of complementary products such as various broadband technologies. The number of users of the Internet and the amount of traffic on the Internet have grown significantly and are expected to continue to grow, placing greater demands on the Internet's infrastructure. This infrastructure may not be able to support the demands placed on it by this continued growth without its performance or reliability being decreased. Any outages or delays in services could lower the level of Internet usage. In addition, the infrastructure and complementary products and services necessary to make the Internet a viable commercial marketplace may not develop. If usage of the Internet is curtailed due to infrastructure constraints or lack of complementary products, NSM expects an adverse impact on its business and revenues. Even if such infrastructure and complementary products and services do develop, there can be no guarantee that the Internet will become a viable commercial marketplace for products and services such as those offered by NSM.

Risks associated with this offering:

12.	No public market for the shares of common stock and as a result you may not be able to resell your shares.

There is currently no public market for the shares of common stock of NSM. Therefore there is no central place, such as stock exchange or electronic trading system, to resell your shares. If you want to resell your shares, you will have to locate a buyer and negotiate your own sale. There can be no assurance that a liquid public market on a stock exchange or quotation system will develop, or be sustained after the offering. The lack of a liquid public market will reduce your ability to divest an investment in NSM.

13.	If and when NSM’s shares of common stock are listed for trading, any sale of a significant amount of NSM’s shares of common stock into the public market may depress NSM’s stock price.

Zuber Jamal, the sole officer and director of NSM, currently owns 3,000,000 shares of common stock, which represent 87% of the 3,445,000 issued and outstanding shares of common stock of NSM, and none have been registered for resale by Mr. Jamal as a selling shareholder. Currently, there are no shares of common stock of NSM that are freely tradeable and there are 3,445,000 shares that are subject to Rule 144. All of the issued and outstanding shares are currently restricted from trading. If NSM’s shares of common stock are listed for trading, Mr. Jamal may sell in the future, large amounts of common stock into the public market over relatively short periods of time subject to Rule 144. Any sale of a substantial amount of NSM’s common stock in the public market by Mr. Jamal may adversely affect the market price of NSM’s common stock. Such sales could create public perception of difficulties or problems with NSM’s business and may depress NSM’s stock price.

14.  Because NSM’s sole officer and director will own more than 50% of the outstanding shares after this offering, he will be able to decide who will be directors and to entrench management, and you may not be able to elect any directors.

Zuber Jamal, NSM’s sole director and officer, owns 3,000,000 shares and has voting control of NSM. As a result, if Mr. Jamal does not sell any of his shares, and regardless of the number of shares you may acquire, Mr. Jamal will be able to elect all of NSM’s directors and control its operations. Also, Mr. Jamal will be able to entrench any management he chooses, including himself.

Holders of NSM’s shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of NSM’s directors. Mr. Jamal currently owns an aggregate 3,000,000 shares (87%) and has voting control of NSM. After the offering, assuming that all the shares offered are sold and that Mr. Jamal does not acquire an interest in any of the offered shares, Mr. Jamal will own 50.5% of the outstanding shares and will still have voting control of NSM. As a result, if Mr. Jamal does not sell any of his shares, and regardless of the number of shares you may acquire, Mr. Jamal will be able to elect all of NSM’s directors and control NSM’s business operations.

15.	Subscribers to this offering will pay a price per share that exceeds the value of NSM’s assets and will suffer an immediate and substantial dilution.

Subscribers of the shares of common stock offered will suffer immediate and substantial dilution and will pay a price per share that substantially exceeds the value of NSM’s assets after deducting its liabilities. Upon completion of this offering, if 2,500,000 shares are sold, the net tangible book value of the shares to be outstanding, will be $237,388 or approximately $0.04 per share. The net tangible book value of the shares held by NSM’s existing stockholders will be increased by $0.03 per share without any additional investment on their part. You will incur an immediate dilution from $0.10 per share to $0.04 per share. If all of the 2,500,000 shares offered are sold, subscribers to this offering will have contributed 77.6% of the total amount to fund NSM since inception but will only own 42.1% of the issued and outstanding shares. See “Dilution” on page for more information.

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16.	“Penny Stock” rules may make buying or selling NSM’s shares of common stock difficult, and severely limit the market and liquidity of the shares of common stock.

Trading in NSM’s shares of common stock is subject to certain regulations adopted by the SEC commonly known as the “penny stock” rules. If and when NSM’s shares of common stock are listed for trading, Zuber Jamal believes that trading will begin in the $1.00 per share range. If this is the case, then the shares will trigger and be subject to the “penny stock” rules. These rules govern how broker-dealers can deal with their clients and “penny stocks”. The additional burdens imposed upon broker-dealers by the “penny stock” rules may discourage broker-dealers from effecting transactions in NSM’s securities, which could severely limit their market price and liquidity of NSM’s securities. See “Penny Stock rules” on page for more details

USE OF PROCEEDS

The following table shows the intended use of the proceeds of this offering, depending upon the number of shares sold. The offering is being made on a self-underwritten basis for a maximum of 2,500,000 shares of common stock. The offering price per shares is $0.10. The table below sets forth the use of proceeds if 20%, 40%, 60% and 100% of the offering is sold

	Gross offering proceeds
Shares sold	500,000	1,000,000	1,500,000	2,500,000
Gross proceeds	$50,000	$100,000	$150,000	$250,000
Offering expenses	$37,600	$37,600	$37,600	$37,600
Net proceeds	$12,400	$62,400	$112,400	$212,400
The net proceeds will be used as follows:
Project development	$8,400	$25,000	$50,000	$110,000
Marketing	$nil	$25,000	$40,000	$55,000
Debt repayment	$4,000	$10,000	$15,000	$25,000
Working capital	$nil	$2,400	$7,400	$22,400

The estimated offering expenses are comprised of: SEC filing fee - $100; transfer agent fees - $1,000; printing expenses - $500; EDGAR filing fees - $1,000; accounting and consulting fees - $10,000; and legal fees - $25,000.

Project development costs are comprised of website upgrades, server upgrades and unique online content.

Marketing costs are comprised of online marketing charges, bulk directed email marketing to authorized users, PDF catalog development and some print marketing for the wholesale market.

Debt repayment in the past has been comprised primarily of repayment to Zuber Jamal for management fees that had accrued and subsequently have been repaid. Currently, NSM has no debt due and owing. However, if NSM is unable to pay Mr. Jamal his monthly management fee in the future, NSM will accrue the management fee as a debt to be repaid in the future. Such a debt will be non-interest bearing, unsecured and have no specific terms of repayment. NSM may use the proceeds from this offering to pay that debt.

The projected expenditures shown above are only estimates or approximations and do not represent a firm commitment by NSM. To the extent that the proposed expenditures are insufficient for the purposes indicated, supplemental amounts required may be drawn from other categories of estimated expenditures, if available. Conversely, any amounts not expended as proposed will be used for general working capital.

NSM will amend the registration statement by post-effective amendment if there are any material changes to the use of proceeds as described above.

NSM cannot be more specific about the application of the net proceeds for project development, because NSM does not know how much funds will be needed to develop a project. If NSM attempted to be too specific, every time an event occurred that would change its allocation, NSM would have to amend this registration statement. Zuber Jamal believes that the process of amending the registration statement would take an inordinate amount of time and not be in your best interest in that NSM would have to spend money for legal fees that could be spent on project development.

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Working capital is the cost related to operating NSM’s office. It is comprised of telephone service, mail, stationary, administrative salaries, accounting, acquisition of office equipment and supplies, which NSM has estimated at $12,000 for one year and expenses of filing reports with the SEC, which NSM has estimated at $20,000 for one year.

NSM will not receive any proceeds from the sale of shares of NSM’s common stock being offered by the selling security holders. If NSM fails to sell sufficient shares of common stock to cover the expenses of this offering, NSM’s President, Zuber Jamal, has agreed to advance funds necessary to pay all offering expenses.

DETERMINATION OF OFFERING PRICE

There is no established market price for NSM’s common stock. NSM has arbitrarily determined the initial public offering price of the shares of common stock at $0.10 per share on or around November 1, 2004, sometime after NSM closed its $0.10 private placement at the end of September 2004. NSM’s sole director, Zuber Jamal, considered several factors in such determination, including the following:

! prevailing market conditions, including the history and prospects for the industry in which NSM competes;
! the offering price of NSM’s most recent private placement;
! the dilutive effect the offering price would have on NSM’s net tangible book value;
! NSM’s future prospects; and
! NSM’s capital structure.

Therefore, the public offering price of the shares of common stock does not necessarily bear any relationship to established valuation criteria and may not be indicative of prices that may prevail at any time or from time to time in the future. Additionally, because NSM has no significant operating history and has not generated any revenues to date, the price of its shares of common stock is not based on past earnings, nor is the price of the shares of common stock indicative of current market value for the assets owned by NSM. No valuation or appraisal has been prepared for NSM’s business and potential business expansion. You cannot be sure that a public market for any of NSM’s securities will develop and continue or that the shares of common stock will ever trade at a price higher than the offering price in this offering.

NSM is also registering for resale on behalf of selling security holders up to 945,000 shares of common stock. The shares of common stock offered for resale may be sold in a secondary offering by the selling security holders by means of this prospectus. The shares will be sold at a price of $0.10 per share. NSM will not participate in the resale of shares by selling security holders.

Holders

As at July 8, 2005, NSM had 3,445,000 shares of common stock issued and outstanding and 27 beneficial shareholders.

Dividends

NSM has never paid cash dividends on its capital stock. NSM currently intends to retain any profits it earns to finance the growth and development of its business. NSM does not anticipate paying any cash dividends in the foreseeable future.

DILUTION

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of NSM’s arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by NSM’s existing stockholders.

As of February 28, 2005, the net tangible book value of NSM’s shares of common stock was a negative $4,225 or $0.00 per share based upon 3,445,000 shares outstanding.

Upon completion of this offering, if 2,500,000 shares are sold, the net tangible book value of the shares to be outstanding, will be $208,175 or approximately $0.04 per share. The net tangible book value of the shares held by NSM’s existing stockholders will be increased by $0.04 per share without any additional investment on their part. You will incur an immediate dilution from $0.10 per share to $0.04 per share.

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Upon completion of this offering, if 1,500,000 shares are sold, the net tangible book value of the shares to be outstanding, will be $108,175 or approximately $0.02 per share. The net tangible book value of the shares held by NSM’s existing stockholders will be increased by $0.02 per share without any additional investment on their part. You will incur an immediate dilution from $0.10 per share to $0.02 per share.

Upon completion of this offering, if 1,000,000 shares are sold, the net tangible book value of the shares to be outstanding, will be $58,175 or approximately $0.01 per share. The net tangible book value of the shares held by NSM’s existing stockholders will be increased by $0.01 per share without any additional investment on their part. You will incur an immediate dilution from $0.10 per share to $0.01 per share.

Upon completion of this offering, if 500,000 shares are sold, the net tangible book value of the shares to be outstanding, will be $8,175 or approximately $0.00 per share. The net tangible book value of the shares held by NSM’s existing stockholders will remain the same. You will incur an immediate dilution from $0.10 per share to $0.00 per share.

After completion of this offering, if all of the 2,500,000 shares offered are sold, this will represent approximately 42.1% of the total number of shares then outstanding for which the subscribers will have made a cash investment of $250,000, or $0.10 per share. NSM’s existing stockholders will own approximately 57.9% of the total number of shares then outstanding, for which they have made contributions of cash and services totaling $64,378 or approximately $0.01 per share.

After completion of this offering, if only 1,500,000 shares are sold, this will represent approximately 30.3% of the total number of shares then outstanding for which the subscribers will have made a cash investment of $150,000, or $0.10 per share. NSM’s existing stockholders will own approximately 69.7% of the total number of shares then outstanding, for which they have made contributions of cash and services totaling $64,378 or approximately $0.01 per share.

After completion of this offering, if only 1,000,000 shares are sold, this will represent approximately 22.5% of the total number of shares then outstanding for which the subscribers will have made a cash investment of $100,000, or $0.10 per share. NSM’s existing stockholders will own approximately 77.5% of the total number of shares then outstanding, for which they have made contributions of cash and services totaling $64,378 or approximately $0.01 per share.

After completion of this offering, if only 500,000 shares are sold, this will represent approximately 12.7% of the total number of shares then outstanding for which the subscribers will have made a cash investment of $50,000, or $0.10 per share. NSM’s existing stockholders will own approximately 87.3% of the total number of shares then outstanding, for which they have made contributions of cash and services totaling $64,378 or approximately $0.01 per share.

The following table compares the differences of a subscriber’s investment in NSM’s shares of common stock with the investment of its existing stockholders.

Existing stockholders if all 2,500,000 shares sold

Offering price per share	$0.10
Net tangible book value per share before offering	$0.00
Net tangible book value after offering	$0.04
Increase to present stockholders in net tangible book value per share after offering	$0.04
Capital contributions	$ 250,000

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Subscribers of shares in this offering if all 2,500,000 shares sold

Offering price per share	$0.10
Dilution per share	$0.06
Capital contributions	$ 250,000
Number of shares before the offering held by existing stockholders	3,445,000
Number of shares outstanding after the offering	5,945,000
Percentage of subscribers’ ownership after offering	42.1%

Subscribers of shares in this offering if only 1,500,000 shares sold

Offering price per share	$0.10
Dilution per share	$0.08
Capital contributions	$ 150,000
Number of shares before the offering held by existing stockholders	3,445,000
Number of shares outstanding after the offering	4,945,000
Percentage of subscribers’ ownership after offering	30.3%

Subscribers of shares in this offering if only 1,000,000 shares sold

Offering price per share	$0.10
Dilution per share	$0.09
Capital contributions	$ 100,000
Number of shares before the offering held by existing stockholders	3,445,000
Number of shares outstanding after the offering	4,445,000
Percentage of subscribers’ ownership after offering	22.5%

Subscribers of shares in this offering if only 500,000 shares sold

Offering price per share	$0.10
Dilution per share	$0.10
Capital contributions	$ 50,000
Number of shares before the offering held by existing stockholders	3,445,000

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Number of shares outstanding after the offering	3,945,000
Percentage of subscribers’ ownership after offering	12.7%

The shares offered for sale by the selling security holders are already issued and outstanding and, therefore, do not contribute to dilution.

PLAN OF DISTRIBUTION

NSM’s Offering

NSM is offering up to 2,500,000 shares of common stock on a self-underwritten basis. The offering price is $0.10 per share. There is no minimum number of shares of common stock that must be sold on behalf of NSM in order to accept funds and consummate investor purchases.

NSM will sell the shares in this offering through Zuber Jamal, its president and sole director. Mr. Jamal will not receive any commission from the sale of any shares. Mr. Jamal will not register as broker/dealers under Section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3a4-1. Rule 3a4-1 sets forth those conditions under which persons associated with an issuer may participate in the offering of the issuer’s securities and not be deemed to be a broker/dealer. The conditions are that

1.    The person is not statutory disqualified, as that term is defined in Section 3(a)(39) of the Exchange Act, at the time of his participation;

2.    The person is not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

3.    The person is not at the time of their participation, an associated person of a broker/dealer;

4.    The person meets the conditions of Paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) is not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) do not participate in selling and offering of securities for any issuer more than once every 12 months other than in reliance on Paragraphs (a)(4)(I) or (a)(4)(iii).

Mr. Jamal is not statutorily disqualified, is not being compensated, and is not associated with a broker/dealer. Mr. Jamal is and will continue to be NSM’s president and its sole director at the end of the offering and has not been during the last twelve months, and is currently not, a broker/dealers or associated with a broker/dealers. Mr. Jamal has not during the last twelve months and will not in the next twelve months offer or sell securities for another issuer.

Only after NSM’s registration statement is declared effective by the SEC, does NSM intend to advertise, through tombstones, and hold investment meetings in various states where the offering will be registered. NSM will not utilize the Internet to advertise its offering. Mr. Jamal, on behalf of NSM, will also distribute the prospectus to potential investors at the meetings and to business associates and friends and relatives who are interested in NSM and a possible investment in the offering.

NSM intends to sell its shares both inside and outside the United States of America in jurisdictions where the sale of such shares is not prohibited and in compliance with the applicable laws of those jurisdictions.

Section 15(g) of the Exchange Act

NSM’s shares of common stock are covered by Section 15(g) of the Securities Exchange Act of 1934, and Rules 15g-1 through 15g-6 promulgated thereunder. These rules impose additional sales practice requirements on broker/dealers who sell NSM’s securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). While Section 15(g) and Rules 15g-1 through 15g-6 apply to broker/dealers, they do not apply to NSM.

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Rule 15g-1 exempts a number of specific transactions from the scope of the penny stock rules.

Rule 15g-2 declares unlawful broker/dealer transactions in penny stocks unless the broker/dealer has first provided to the customer a standardized disclosure document.

Rule 15g-3 provides that it is unlawful for a broker/dealer to engage in a penny stock transaction unless the broker/dealer first discloses and subsequently confirms to the customer current quotation prices or similar market information concerning the penny stock in question.

Rule 15g-4 prohibits broker/dealers from completing penny stock transactions for a customer unless the broker/dealer first discloses to the customer the amount of compensation or other remuneration received as a result of the penny stock transaction.

Rule 15g-5 requires that a broker dealer executing a penny stock transaction, other than one exempt under Rule 15g-1, disclose to its customer, at the time of or prior to the transaction, information about the sales persons compensation.

Rule 15g-6 requires broker/dealers selling penny stocks to provide their customers with monthly account statements.

Again, the foregoing rules apply to broker/dealers. The rules do not apply to NSM in any manner whatsoever. The application of the penny stock rules may affect your ability to resell your shares.

Offering Period and Expiration Date

This offering will start on the date of this prospectus and continue for a period of six months. NSM may extend the offering period for an additional 90 days, unless the offering is completed or otherwise terminated by NSM.
NSM does not intend to keep the prospectus current for the benefit of the selling shareholders after the expiration of the primary offering. However, NSM will keep the prospectus current for the benefit of the selling shareholders during any extensions of the primary offering.

Procedures for subscribing

If you decide to subscribe for any shares in this offering, you must

1.    complete, sign and deliver a subscription agreement, and

2.    deliver a check or certified funds to NSM for acceptance or rejection.

All checks for subscriptions must be made payable to “NSM Holdings, Inc.”.

Right to reject subscriptions

NSM has the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by NSM to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours after NSM receives them.

Stockeholder's Offering
The following table sets forth the number of shares that may be offered for sale from time to time by the selling stockholders. The shares offered for sale constitute all of the shares known to us to be beneficially owned by the selling stockholders. None of the selling stockholders has held any position or office with us, except as specified in the following table. Other than the relationships described below, none of the selling stockholders had or have any material relationship with us.

Selling Stockholder	Shares Owned before Offering	Shares to be Offered	Shares Owned after Offering
Zuber Jamal (1)	3,000,000	500,000	2,500,000
Raymond Allen	17,000	17,000	0
Robert Bell	13,000	13,000	0
Marilyn Cardinal	9,000	9,000	0
Scott Crawford	18,500	18,500	0
Fayyaz Fatehali	19,500	19,500	0
Thomas Fong	50,000	50,000	0
Bahadurali Jamal	15,500	15,500	0
Shahnaz Jamal	9,500	9,500	0
Rod Jao	50,000	50,000	0
Achim Klor	14,000	14,000	0
Andrea Klor	15,000	15,000	0
Kim Sterling-Klor	11,500	11,500	0
Marilyn Klor	16,000	16,000	0
Dr. Nigel Liang	18,000	18,000	0
Scott Masse	18,000	18,000	0
Rebecca Novis	19,000	19,000	0
Rakesh Patel	12,000	12,000	0
Elizabeth Reddick	10,000	10,000	0
Stan Romphf	11,000	11,000	0
Susan Carol Shannon	12,000	12,000	0
Joan Skerry	20,000	20,000	0
Michael Skerry	15,000	15,000	0
Wendy Watkins	10,500	10,500	0
Geoffrey Watkins	10,000	10,000	0
Wayne Yak	14,000	14,000	0
Audra Yap	17,000	17,000	0

(1) Mr. Jamal is the sole director and the officer of NSM.

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All shares are beneficially owned by the registered shareholders. The registered shareholders each have the sole voting and dispositive power over their shares. There are no voting trusts or pooling arrangements in existence and no group has been formed for the purpose of acquiring, voting or disposing of the security.

None of the selling stockholders are broker-dealers or affiliates of a broker-dealer. Each of the selling stockholders acquired their shares in a non-public offering that satisfied the provisions of Regulations S. Each of the selling stockholders also agreed, as set out in their respective subscription agreement and as evidenced by the legend on their respective share certificates, that they would not, within one (1) year after the original issuance of those shares, resell or otherwise transfer those shares except pursuant to an effective registration statement, or outside the United States in an offshore transaction in compliance with Rule 904, or pursuant to any other exemption from registration pursuant to the Securities Act, if available.

Plan of Distribution

The fixed offering price will be $0.10 per share. This offering price will remain fixed until and unless NSM’s shares of common stock are quoted or listed on a specified market. Non-affiliate selling stockholders will make their resales at the fixed price until NSM’s shares of common stock are quoted or listed on a specified market. Affiliate selling stockholders will make their resales at the fixed price for the duration of the offering. The shares will not be sold in an underwritten public offering. If the fixed price changes, NSM will file a post-effective amendment reflecting the change.

The shares may be sold directly or through brokers or dealers. The methods by which the shares may be sold include:

• purchases by a broker or dealer as principal and resale by such broker or dealer for its account;
• ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
• privately negotiated transactions.

NSM will not receive any of the proceeds from the sale of the shares being offered by the selling stockholders.

Brokers and dealers engaged by selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from selling stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to such selling stockholder. Broker-dealers who acquire shares as principal may resell those shares from time to time in the over-the-counter market or otherwise at prices and on terms then prevailing or then related to the then-current market price or in negotiated transactions and, in connection with such resales, may receive or pay commissions.

The selling stockholders and any broker-dealers participating in the distributions of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. Any profit on the sale of shares by the selling stockholders and any commissions or discounts given to any such broker-dealer may be deemed to be underwriting commissions or discounts. The shares may also be sold pursuant to Rule 144 under the Securities Act of 1933 beginning one year after the shares were issued.

NSM has filed the Registration Statement, of which this prospectus forms a part, with respect to the sale of the shares by the selling stockholders. There can be no assurance that the selling stockholders will sell any or all of their offered shares.

Under the Securities Exchange Act of 1934 and the regulations thereunder, any person engaged in a distribution of the shares of NSM’s common stock offered by this prospectus may not simultaneously engage in market making activities with respect to NSM’s common stock during the applicable “cooling off” periods prior to the commencement of such distribution. Also, the selling security holders are subject to applicable provisions which limit the timing of purchases and sales of NSM’s common stock by the selling security holders.

Regulation M, and Rules 100 through 105 under Regulation M, govern the activities of issuers, underwriters, and other persons participating in a securities offering and contain provisions designed to eliminate the risks of illegal manipulation of the market price of securities by those persons.

Regulation M proscribes certain activities that offering participants could use to manipulate the price of an offered security. Regulation M contains six rules covering the following activities during a securities offering: (1) activities by underwriters or other persons who are participating in a distribution (i.e. distribution participants) and their affiliated purchasers; (2) activities by the issuer or selling security holder and their affiliated purchasers; (3) NASDAQ passive market making; (4) stabilization, transactions to cover syndicate short positions, and penalty bids; and (5) short selling in advance of a public offering. Of particular importance to the selling stockholders, and potential purchasers of their shares being offered for resale, are Rule 102 and Rule 104.

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Rule 102 applies only during a “restricted period” that commences one or five business days before the day of the pricing of the offered security and continues until the distribution is over. Rule 102 covers issuers, selling stockholders, and related persons. The rule allows issuers and selling stock holders to engage in market activities prior to the applicable restricted period. During the restricted period, Rule 102 permits bids and purchases of odd-lots, transactions in connection with issuer plans, and exercises of options or convertible securities by the issuer’s affiliated purchasers, and transactions in commodity pool or limited partnership interests during distributions of those securities.

Rule 104 regulates stabilizing and other activities related to a distribution. Rule 104 allows underwriters to initiate and change stabilizing bids based on the current price in the principal market (whether U.S. or foreign), as long as the bid does not exceed the offering price. Also, by providing for greater disclosure and record keeping of transactions that can influence market prices immediately following an offering, Rule 104 addresses the fact that underwriters now engage in substantial syndicate-related market activity, and enforce penalty bids in order to reduce volatility in the market for the offered security.

NSM has informed the selling stockholders that, during such time as they may be engaged in a distribution of any of the shares NSM is registering by this Registration Statement, they are required to comply with Regulation M. Regulation M specifically prohibits stabilizing that is the result of fraudulent, manipulative, or deceptive practices.

Selling stockholders and distribution participants are required to consult with their own legal counsel to ensure compliance with Regulation M.

LEGAL PROCEEDINGS

NSM is not aware of any pending litigation or legal proceedings and none is contemplated or threatened.

MANAGEMENT

Each of NSM’s directors is elected by the stockholders to a term of one year and serves until his or her successor is elected and qualified. Each of NSM’s officers is appointed by the board of directors to a term of one year and serves until his successor is duly appointed and qualified, or until he is removed from office. The board of directors has no nominating, auditing or compensation committees.

The names, addresses, ages and positions of NSM’s sole officers and director is set forth below:

Name and Address	Age	Positions
Zuber Jamal 10941 - 168th Street Surrey, British Columbia V4N 5H6 Canada	35	- President, secretary, treasurer and sole member ofNSM’s board of directors - President, secretary and sole member of the board of directors of Northern Star Distributors Ltd.

Background of sole officers and director

Zuber Jamal - sole director and president - Mr. Jamal has been NSM’s president and sole director since inception of NSM and is expected to hold those offices/positions until the next annual meeting of NSM’s stockholders. Since 1999 Mr. Jamal has been an associate of Microcap E-mail to. al, a venture capital firm. In 1991, Mr. Jamal obtained his Bachelor of Arts in Economics from the University of Western Ontario.

Conflicts of interest

NSM thinks that Zuber Jamal may be subject to conflicts of interest because he may not be able to devote all his time to NSM’s operations. Mr. Jamal devotes 20 hours a week to NSM’s operations. Mr. Jamal has no other obligations that prevent him from devoting his full time to NSM’s operations, with the exception that Mr. Jamal is employed by Microcap E-mail to al. to do 20 hours of research per week. However, under the terms of employment with Microcap e-mail to al. Mr. Jamal has the discretion to work in any capacity he sees fit.

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EXECUTIVE COMPENSATION

Compensation was paid to NSM’s sole executive officer and director as follows:

Summary Compensation Table
		Annual Compensation			Long Term Compensation Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(I)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options / SAR’s (#)	LTIP Payouts ($)	All Other Compensation ($)
Zuber Jamal President & Director April 2004 to present	2004 2003 2002	$2,478 n/a n/a	nil n/a n/a	nil n/a n/a	nil n/a n/a	nil n/a n/a	nil n/a n/a	$2,500 (1) n/a n/a

(1)    NSM issued 2,500,000 shares of common stock to Mr. Jamal for services valued at $2,500.

There are no management agreements, plans or arrangements in which NSM compensates its sole officer with the exception that NSM has agreed to pay Mr. Jamal a management fee of $500 per month for operational expertise. If NSM is unable to pay Mr. Jamal this monthly fee on a timely manner, then Mr. Jamal has agreed that such fee can be accrued and paid at a later date, as NSM has done in the past with Mr. Jamal. Such a debt will be non-interest bearing, unsecured and have no specific terms of repayment. As of today, no fees are owed to Mr. Jamal and no fees have accrued.

Indemnification

The Delaware General Corporation Law permits indemnification of directors, officers, and employees of corporations under certain conditions subject to certain limitations. Part 6 of NSM’s By-laws provides that NSM may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in NSM’s best interest and has satisfied the applicable standard of conduct required to be satisfied under the Delaware General Corporation Law. NSM may advance expenses incurred in defending a proceeding, but only upon receipt by NSM of an undertaking, by or on behalf of such director, officer, employee, or agent, to repay all amounts so advanced unless it will ultimately be determined that such person is entitled to be indemnified under the By-laws or otherwise. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, NSM must indemnify him against all expenses incurred, including attorney’s fees. NSM will indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was specifically authorized by the board of directors of NSM. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Delaware.

Regarding indemnification for liabilities arising under the Securities Act of 1933 that may be permitted to directors or officers under Delaware law, NSM is informed that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Transactions

No member of management, executive officer or security holder has had any direct or indirect interest in any transaction to which NSM was a party to that exceeded $60,000 in total.

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Transactions with Promoters

Zuber Jamal is the sole promoter of NSM. Mr. Jamal is the only person who has taken an initiative in founding and organizing NSM’s business. Mr. Jamal has not received anything of value from NSM, nor is Mr. Jamal entitled to receive anything of value from NSM, for services provided as a promoter.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of the date of this prospectus, the total number of shares of common stock owned beneficially by each of NSM’s directors, officers and key employees, individually and as a group, and the sole owners of 5% or more of NSM’s total outstanding shares. The stockholder listed below has direct ownership of his shares and possesses sole voting and dispositive power with respect to the shares.

Title of class	Name and address of beneficial owner	Number of shares beneficially owned (1)	Percent of class (2)
Shares of common stock	Zuber Jamal 10941 - 168 Street Surrey, British Columbia V4N 5H6 Canada	3,000,000	87.10%
	All officers and directors as a group (1 person)	3,000,000	87.10%

(1)	The listed beneficial owner has no right to acquire any shares within 60 days of the date of this Form SB-2 from options, warrants, rights, conversion privileges or similar obligations.
(2)	Based on 3,445,000 shares of common stock issued and outstanding as of the date of this Form SB

DESCRIPTION OF SECURITIES
Common stock

NSM’s authorized capital stock consists of 100,000,000 shares of common stock with a par value $0.001 per share and 5,000 shares of preferred stock with a par value of $0.001 per share. The holders of NSM’s common stock:

•	have equal ratable rights to dividends from funds legally available if and when declared by NSM’s board of directors;
•	are entitled to share ratably in all of NSM’s assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of NSM’s affairs;
•	do not have preemptive, subscription or conversion rights;
•	do not have any provisions for redemption, purchase for cancellation, surrender or sinking or purchase funds or rights; and
•	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

All shares of common stock now outstanding are fully paid for and non-assessable. Currently, there are no preferred shares outstanding.

No shareholder approval is required for the issuance of NSM’s securities, including shares of common stock, shares of preferred stock, stock options and share purchase warrants.

There is no provision in NSM’s charter or by-laws that would delay, defer or prevent a change in control, with the exception of By-law 57 that provides that if NSM is not a reporting company with its shares listed for trading then no shares can be transferred without the consent of the directors expressed by a resolution of the board of directors. Also, the board of directors are not required to give any reason for refusing to consent to any such proposed transfer. This provision will no longer be in effect once NSM becomes a reporting company and its shares are listed for trading.

NSM’s Certificate of Incorporation and By-laws and the applicable statutes of the State of Delaware provide a more complete description of the rights and liabilities of holders of NSM’s capital stock. Provisions as to the modifications, amendments or variation of such rights or provisions are contained in the Delaware General Corporation Law and NSM’s By-laws.

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Non-cumulative voting

Holders of shares of NSM’s common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of NSM’s directors.

Cash dividends

As of the date of this prospectus, NSM has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of NSM’s board of directors and will depend upon NSM’s earnings, if any, its capital requirements and financial position, its general economic conditions, and other pertinent conditions. It is NSM’s present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in its business operations.

Preferred Stock

NSM’s Certificate of Incorporation provides that its board of directors has the authority to divide the preferred stock into series and, within the limitations provided by Delaware statute, to fix by resolution the voting power, designations, preferences, and relative participation, special rights, and the qualifications, limitations or restrictions of the shares of any series so established. As NSM’s board of directors has authority to establish the terms of, and to issue, the preferred stock without stockholder approval, the preferred stock could be issued to defend against any attempted takeover of NSM. The relative rights and privileges of holders of common stock may be adversely affected by the rights of holders of any series of preferred stock that NSM may designate and issue in the future.

DESCRIPTION OF BUSINESS

General

NSM Holdings, Inc. (“NSM”) is a holding company incorporated under the laws of the State of Delaware on April 8, 2004. NSM has one subsidiary, Northern Star Distributors Ltd. (“Northern Star”), which is the operating company and was incorporated under the laws of the Province of British Columbia on April 8, 2004. Northern Star is a wholly-owned subsidiary of NSM.

NSM maintains its statutory registered agent’s office at 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808 and its business office is located at Suite 210D, 8351 Alexandra Road, Richmond, British Columbia, V6X 3P3, Canada. NSM’s office telephone number is (604) 681-8780.

NSM is in the e-commerce business and provides products and services for model ship enthusiasts, offering unique products to the internet consumer through its website www.northernstarmall.com. NSM operates through Northern Star. The website offers products and services for the model ship enthusiast, specifically wooden ship builders. The core products include model ship kits, micro tools, limited-edition prints, books and magazines based on the model ship genre. The website currently offers a host of marine themed products and memorabilia. The products are priced competitively, relative to NSM’s competitors, and offered through a website on a secure server offering privacy, ease of order and quick delivery. The website is fully functional and operational. Northern Star inventories a selection of its products and has arrangements with suppliers and manufacturers for others whereby certain suppliers will ship directly to the customer without having the item sent to NSM’s offices.

Products and Services

NSM will provide marine hobby products through its website. Currently the products offered through the website are:

l Model ship kits: These products are from various manufacturers around the globe, with a focus on European kit suppliers.

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● Micro tools: NSM supplies tools such as Proxxon (similar to the Dremel brand and line), which specifically cater to model builders.

● Limited edition prints: NSM sells nautical themed artwork created by Robin Brooks of the United Kingdom, including hand painted artwork of ships, and prints and lithographs.

NSM plans to provide a hobby website that provides specialty kits, marine antiquities, marine prints, and any other marine hobby items that will educate and target the sophisticated hobby market.

NSM strives to provide a level of customer service that gives a caring human element to any transaction that requires the customer to speak with NSM and potentially creates a long-term customer with each website visitor. NSM wants potential customers to perceive the website as a preferred source of unique maritime products packaged and delivered in a professional, authoritative and efficient manner.

NSM confirms that it has no major customers at this time.

Distribution of Products and Services

The main modes of distribution of NSM’s products are (1) NSM’s website, (2) strategic alliances, (3) direct wholesaling to retailers, and (4) the use of Ebay.com, all as described in more detail below:

The main modes of distribution of NSM’s products are (1) NSM’s website, (2) strategic alliances, (3) direct wholesaling to retailers, and (4) the use of Ebay.com, all as described in more detail below:

1)    northernstarmall.com Website

For any early stage company it would be financially impossible for NSM to provide brick and mortar locations to all customers in all regions. Due to the specialty products that NSM provides and the diverse locations that customers live, very few cities would have enough customers to warrant a retail location. The nature of NSM’s products, the demographics of potential customers, and their need to source specific marine items makes e-commerce a very suitable mode of providing product information to NSM’s customers and promoting distribution and sales of NSM’s products.

The products and their detailed features are described in detail in the professionally designed www.northernstarmall.com website. The products are offered through a simple “point and click” interface and transaction secure website accepting the usual modes of secured credit card payments. Coupled with contact information, a privacy policy and a 100% satisfaction guarantee the website offers all the safety and ease of a professionally designed e-commerce website. NSM has adopted a policy of a 24-hour turnaround period from receipt of order to shipping of the product through established couriers like FedEx and UPS. NSM plans to establish a customer service line via a toll-free phone line during business hours to answer customer queries

2)    Strategic Alliances

NSM intends on developing strategic alliances to market its maritime products by taking advantage of museums and existing brick and mortar stores and leverage on its existing retail distribution channels. The Maritime Museum and the Model Ship Museum, both located in Vancouver, British Columbia, are two examples of successful relationships that have been developed. The previous management of NSM’s business established the relationships with both the museums in approximately 2002. Zuber Jamal believes that these relationships are successful because the standards of workmanship required and requested by the museums are very high and the museums have allowed NSM’s products to go on sale in their stores, which in turn provides a form of advertisement for NSM’s products. Mr. Jamal believes that nautical connoisseurs will be more apt to purchase from a company that carries this legitimacy. Currently, NSM does not have a formal agreement with any strategic alliance partner, including the museums.

Also, Mr. Jamal and NSM’s technical team are developing marketing strategies with various strategic sites on the internet that would drive traffic to www.northernstarmall.com. The relationships may be from reciprocal hyperlinks, banner ads or profiles on these sites. Currently, Mr. Jamal has identified some suitable strategic partners for its products and services but has yet to begin discussions or negotiations with these strategic partners.

3)    Direct Wholesaling to Retailers

NSM is presently meeting with retailers in the Vancouver, British Columbia marketplace and in the United States to have its products placed in retail environments. NSM is initially targeting hobby stores, marine museum shops, higher-end toy stores, and independent retailers. The margins on these sales for the kit products range from 10% to 50% with bulk orders demanding greater sales discounts.

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4)    eBay.com

Zuber Jamal has concluded that eBay.com is a valid method by which to sell NSM’s products on a retail basis. NSM will set a floor or reserve price on any item and if the item is not sold, NSM will list it for sale on eBay.com. The reserve price will not be set at a lower that retail price quoted on NSM’s website. eBay will be used for inventory that is over one year old and has not moved off NSM’s shelves. Currently, NSM has no inventory that is more than one year old. In the past, NSM has also used eBay selectively for products that were not selling on the main site.

NSM’s revenues generated from business operations is derived from website (30%), strategic alliances (5%), and direct wholesaling to retailers (60%), and eBay (5%).

NSM intends to negotiate distribution relationships with suppliers whereby NSM will negotiate a “drop shipment” arrangement with suppliers and manufacturers for other products whereby certain suppliers will ship directly to NSM’s customer without having the item sent to NSM’s offices, which in turn saves storage space and shipping costs.

Market

The target market for NSM’s products and services will be a customer base of mature consumers that desire the best quality marine products for their hobbies. The consumer will tend to be very educated in their body of knowledge of the genre, and usually know specifically what they are searching for. Also, NSM intends to target the potential market of museums, educational institutions, and the gift market. Finally, there is an entire demographic category that NSM also plans to address the radio controlled ship market.

Zuber Jamal believes that NSM’s website will attract a broad range of nationalities due to its broad variety of items and its common cross-cultural appeal. It is the intention of NSM to impart a sense of maritime history to the enthusiast in an educative and informative way through its website and its products

NSM uses general information available via the internet, trade shows, business sources, business periodicals and the media to ascertain the size of the nautical hobby market. From the size of the suppliers that NSM uses and the number of suppliers NSM utilizes, Mr. Jamal estimates the size of the market NSM is targeting on a global basis is approximately $500 million.

Principal Suppliers

NSM is not dependent on any single supplier for its products. NSM’s products are supplied by a variety of manufactures and suppliers from Europe and the United States. Any relationship NSM has with its suppliers is strictly a supplier/purchaser relationship, which does not require a formal agreement.

Competition

The industry in which NSM operates is extremely competitive and always changing. Within the Internet marketplace, there are an enormous number of corporations that are competing for online users, advertising dollars, sponsorship fees and many other unique opportunities for revenue. Many of these potential competitors are likely to enjoy substantial competitive advantages, including:

(1)	greater financial, technical and marketing resources that can be devoted to the development, promotion and sale of their services;
(2)	easier and more access to capital;
(3)	longer operating histories;
(4)	greater name recognition and established corporate identity;
(5)	larger user base; and
(6)	developed websites.

More specifically, online participants focused on the e-commerce industry are growing and the services and products that they are offering continues to increase at a rapid rate. Suppliers, retailers, consumers and other industry participants do not rely solely on the use of the Internet to communicate and interact. There are many alternative and traditional means that will continue to provide competition to the utilization of the Internet for similar purposes. Zuber Jamal believes that competition will grow as the Internet usage increases and it becomes an easier and more efficient medium for the e-commerce industry participants to interact.

NSM will strive to obtain a competitive advantage by providing unique, quality products, privacy, secure mode of payment, and guaranteed product and service satisfaction. Zuber Jamal believes that NSM will have a competitive advantage for the following reasons:

1.	The marine products that NSM is selling are designed and manufactured mostly in Europe, the home of centuries of marine history. This gives the products a level of authenticity.
2.	The products are manufactured where the talent pool is very high but the costs can be 50% less than the costs of labor in North America.
3.	Zuber Jamal of NSM has broad based business experience, including the North American and the Asian marketplaces.
4.	www.northernstarmall.com is fully operational and ready to receive customer orders.
5.	There is a 30-day money back guarantee on all products. Customers pay for shipping on purchases and returns. If returned, the item is checked for damage and replaced.
6.	The first product offerings are already in inventory and ready to be shipped to customers.
7.	There is a free NSM newsletter that visitors of the website may subscribe to for information.

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Regulations

Currently, other than business and operations licenses applicable to most commercial ventures, NSM is not required to comply with any extraordinary regulations for its business operations. However, there can be no assurance that current or new laws or regulations will not, in the future, impose additional fees and taxes on NSM and its business operations. Any new laws or regulations relating to the Internet or any new interpretations of existing laws could have a negative impact on NSM’s business and add additional costs to NSM’s business operations.

Websites are not currently subject to direct federal laws or regulations applicable to access, content or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet covering issues such as:

• user privacy
• freedom of expression
• pricing
• content and quality of products and services
• taxation
• advertising
• intellectual property rights
• information security

The adoption of any such laws or regulations might decrease the rate of growth of Internet use, which in turn could decrease the demand for NSM’s products and services, increase the cost of doing business, or in some other manner have a negative impact on NSM’s business, financial condition and operating results. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

Additionally, in response to concerns regarding “spam” (unsolicited electronic messages), “pop-up” web pages and other Internet advertising, the federal government and a number of states have adopted or proposed laws and regulations that would limit the use of unsolicited Internet advertisements. While a number of factors may prevent the effectiveness of such laws and regulations, the cumulative effect may be to limit the attractiveness of effecting sales on the Internet, thus reducing the value of NSM’s business operations.

Also, several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and on-line service providers in a manner similar to long distance telephone carriers and to impose access fees on those companies. This could increase the cost of transmitting data over the Internet.

Employees and Employment Agreements

Currently, NSM has no employees and, has no intention to hire any employees or retain any third party independent contractors to provide services to NSM. However, as part of phase 2 of NSM’s proposed plan of operation, NSM plans to hire personnel for sales, marketing and customer service provided that NSM is able to raise the necessary working capital to implement phase 2 either through revenue generation from its business operations or from equity financing such as the offering described in this registration statement.

At present, NSM’s sole officer and director does not have an employment agreement with NSM. NSM presently does not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, NSM may adopt plans in the future. There are presently no personal benefits available to any employees.

MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

This section of the prospectus includes a number of forward-looking statements that reflect NSM’s current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project, and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking states are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or NSM’s predictions.

NSM is a start-up, development stage company and has not yet generated or realized any significant revenues from its e-commerce business operations. NSM raised $25,000 from its Reg S private placement in April 2004. Also, NSM raised an additional $44,500 from its Reg S private placement in September 2004, for which NSM incurred offering costs of $7,662.  Those funds have been used to pay for NSM’s organizational costs and will be used to pay for the costs of this registration statement.

NSM had cash of $46,852 at November 30, 2004. From inception to November 30, 2004, NSM had a loss of $39,390, including (a) office and general expenses of $6,110, which included rent of $3,077 and general administrative charges of $3,033; (b) professional fees of $31,666, which included legal fees of $18,866 for our incorporation, organization, and the preparation of this registration statement, accounting fees of $4,300 for preparation of the financial statements, and auditor’s fees of $8,500; (c) consulting fees of $4,606; (d) management service fees of $5,248, which included 2,500,000 shares issued to the president in lieu of cash for services rendered with a fair value of $2,500, and $2,748 for management fee; and (e) amortization of $312 for the accumulated amortization on the Website. NSM has no long-term commitments or contingencies.

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NSM’s auditors have provided an explanatory note in its financial statements that indicates that NSM is an initial development stage company and NSM’s ability to continue as a going concern is dependent on raising additional capital to fund future operations and ultimately to attain profitable operations. This means that NSM’s auditors believe there is substantial doubt that NSM can continue as an on-going business for the next twelve months unless NSM obtains additional capital to pay its bills. This is because NSM has not generated any significant revenues and no earnings are anticipated until NSM’s business operations become profitable.

To meet its need for cash, NSM will rely on the proceeds raised from its April 2004 private placement, its September 2004 private placement, and from revenues generated from its business operations. These proceeds will be applied to (1) payment of expenses of this offering, (2) development of NSM’s website www.northernstarmall.com (the “Website”), (3) development and delivery of its products and services, (4) operation of its business, and (5) working capital. NSM cannot guaranty that these proceeds will be enough for it to stay in business and Zuber Jamal does not know how long NSM can satisfy its cash requirements. If NSM requires additional proceeds, NSM will have to find alternative sources, like a public offering, a private placement of securities, or loans from its sole officer or others. At the present time, NSM has not made any arrangements to raise additional cash. If NSM needs additional cash and cannot raise it, NSM will either have to suspend operations until it does raise the cash, or cease operations entirely.

During the next 12 months, NSM has no current plan to (1) buy any specific additional plant or equipment, (2) conduct any significant research or development activities, or (3) to hire any employees. Other than as described in this section, NSM has no other financing plans.

NSM anticipates that it will require approximately $285,700 for additional organization costs for the next 12 months. NSM will require approximately (a) $250,000 for NSM’s plan of operations, as described below in the “Plan of Operations” section of this prospectus, (b) $1,200 for its transfer agent’s annual fee, (c) $12,000 for accounting fees, (d) $1,500 for additional filing fees, (e) $1,000 for printing costs, and (f) $20,000 for additional legal fees. These estimates are based on the average of quotes for services NSM has obtained and on average costs of other entities that have filed a registration statement.

If NSM is unable to complete any phase of its plan of operation because it does not have enough money, NSM will suspend business operations until NSM raises additional working capital. If NSM cannot raise the additional working capital, NSM will cease business operations. If NSm ceases business operations, NSM does not know what it will do and does not have any plans to do anything else.

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Limited operating history; need for additional capital

There is no historical financial information about NSM upon which to base an evaluation of its performance as an e-commerce company. NSM is an e-commerce company and has not generated any significant revenues from its e-commerce business. NSM cannot guarantee it will be successful in the e-commerce industry. NSM’s business is subject to risks inherent in the establishment of a new business enterprise, including limited working capital, possible delays in the development of its products and services, and possible cost overruns due to price and cost increases in products and services.

NSM has adopted a phased plan of operation to the development of the Website and its operations. See “Plan of Operation” below for more detail. This allows NSM to allocate the expenditures of its resources in a very timely and measured manner. NSM will not continue with expenditures in any phase of the development if Zuber J thinks NSM will be unable to complete the designated task. NSM may require further equity financing to provide for some of the working capital required to implement future development of the Website and operations beyond the final phase of the plan of operation or for services and products that are currently not anticipated to be developed.

NSM is seeking equity financing to provide for the capital required to implement the phases of its plan of operation. NSM has no assurance that future financing will be available to it on acceptable terms. If financing is not available on satisfactory terms, NSM may be unable to continue, develop or expand its e-commerce operations. Equity financing could result in additional dilution to existing shareholders.

Critical Accounting Policies

NSM’s discussion and analysis of its financial condition and results of operations, including the discussion on liquidity and capital resources, are based upon its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Zuber Jamal to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Some unique factors that will affect these estimates include the continuation of NSM as a going concern, the collectibility of trade accounts receivable, and the valuation of inventory.

Also, any reasonable change in these factors listed above could impact NSM’s reported results, financial position and liquidity. For instance, if NSM is unable to continue as a going concern, it may be forced to liquidate its inventory on hand for less than cost resulting in negative impact on gross margin. Also, if NSM’s assumptions about the collectibility of trade accounts receivable differs from actual collections, this would have a negative impact on reported results.

On an on going basis, Mr. Jamal re-evaluates his estimates and judgments, including but not limited to, those related to revenue recognition and collectibility of accounts receivable. Critical accounting policies identified are as follows:

Revenue Recognition and Accounts Receivable

NSM recognizes revenue from the online sale of marine hobby products in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements”. Revenue consists of the sale of marine hobby products and is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the product is shipped, and collectibility is reasonably assured.

Trade accounts receivable relate to the sale of marine hobby products. NSM sells to customers based on standard credit policies and regularly reviews accounts receivable for any bad debts. As of February 28, 2005, no allowance for doubtful accounts is considered necessary.

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Website Development Costs

NSM recognizes the costs associated with developing a website in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Relating to website development costs the Company follows the guidance pursuant to the Emerging Issues Task Force (EITF) No. 002, “Accounting for Website Development Costs”.

Costs associated with the website consist primarily of a domain name purchased from a third party, and web site design costs. These capitalized costs are amortized based on their estimated useful life over four years. Payroll and related costs have not been capitalized, as the amounts principally relate to maintenance. Internal costs related to the development of website content will be charged to operations as incurred.

Share Offering Costs

Costs incurred related to share offerings are deducted from the proceeds of the related offerings. Costs incurred related to the registration of common shares held by existing shareholders of NSM are expensed as incurred. As NSM is uncertain as to the amount of common shares NSM will eventually issue under this registration statement, all related costs have been expensed as incurred.

Foreign Currency Transaction/ Balances

The functional and reporting currency of both NSM and Northern Star is the United States dollar. Monetary assets and liabilities denominated in foreign currencies are translated to United States dollars in accordance with SFAS No. 52 “Foreign Currency Translation” using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in Canadian dollars. NSM has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Going Concern Issue

The going concern basis of presentation assumes NSM will continue in operation throughout the next fiscal year and into the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Certain conditions, discussed below, currently exist that raise substantial doubt upon the validity of this assumption. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

NSM’s future business activities are dependent upon its ability to obtain third party financing in the form of debt and equity and ultimately to generate future profitable e-commerce activity or revenue from its product and services. As of November 30, 2004, NSM has only generated $20,590 in revenues, and has experienced negative cash flow from its e-commerce activities. NSM may look to secure additional funds through future debt or equity financings. Such financings may not be available or may not be available on reasonable terms.

Inventory

NSM values inventory at the lower of cost or market. Cost is determined on a first in, first out basis. Market is determined based on the net realizable value. NSM will write down inventory balances for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favourable than those projected by management, additional inventory write-downs may be required.

NSM’s future business activities are dependent upon its ability to obtain third party financing in the form of debt and equity and ultimately to generate future profitable e-commerce activity or revenue from its product and services. As of February 28, 2005, NSM has only generated $20,590 in revenues, and has experienced negative cash flow from its e-commerce activities. NSM may look to secure additional funds through future debt or equity financings. Such financings may not be available or may not be available on reasonable terms.

Overview

NSM’s financial statements contained in this prospectus have been prepared on a going concern basis, which assumes that NSM will be able to realize its assets and discharge its obligations in the normal course of business. NSM incurred net losses for the period from inception of April 8, 2004 to May 31, 2004 and for the period from inception of April 8, 2004 to February 28, 2005 of $15,856 and $52,747, respectively.

NSM did not earn any revenues during the fiscal year ended May 31, 2004, but did earn $20,590 in revenues for the nine month period ended February 28, 2005. NSM’s auditors’ report on its May 31, 2004 financial statements contained an explanatory paragraph that states that due to recurring losses since inception and negative cash flows substantial doubt exists as to NSM’s ability to continue as a going concern.

During the period ended May 31, 2004, NSM completed a private placement in the amount of $25,000. A significant portion of the private placement funds was used to pay existing payables with the balance being spent on the preparation and filing of this registration statement.

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Subsequent to the year-end, NSM focused its efforts on the e-commerce operations of its business, including the development of the Website its strategic alliances for marketing. Also, subsequent to the year-end NSM completed a $44,500 financing through a private placement. There can be no assurances that additional equity or other financing will be available, or available on terms acceptable to NSM.

NSM’s financial statements included in this prospectus have been prepared without any adjustments that would be necessary if NSM becomes unable to continue as a going concern and would therefore be required to realize upon its assets and discharge its liabilities in other than the normal course of its business operations.

Results of operations

Since inception, NSM’s business operations have been financed primarily from the proceeds of private placements. While NSM is currently generating some revenue, NSM does not anticipate earning significant revenues until it completes its plan of operation. There is no assurance that NSM will be able to complete its plan of operation.

NSM had cash of $25,245 at February 28, 2005. From inception to February 28, 200~~4~~5, NSM had a loss of $68,603, including (a) office and general expenses of $~~6~~7,093, which included rent of $2,450 and general administrative charges of $4,643; (b) professional fees of $55,207, which included legal fees of $37,007 for our incorporation, organization, and the preparation of this registration statement, accounting fees of $6,200 for preparation of the financial statements, and auditor’s fees of $12,000; (c) consulting fees of $7,156; (d) management service fees of $5,15, which included 2,500,000 shares issued to the president in lieu of cash for services rendered with a fair value of $2,500, and $2,715 for management fee; and (e) amortization of $473 for the accumulated amortization on the Website. NSM has no long-term commitments or contingencies.

NSM had no cash at May 31, 2004. From inception to May 31, 2004, NSM had a loss of $15,856, including (a) office and general expenses of $761, which included rent of $733 and general administrative charges of $28; (b) professional fees of $11,935, which included legal fees of $7,622 for NSM’s incorporation, organization, and the preparation of this registration statement, accounting fees for preparation of financial statements of $1,000, and auditor’s fees of $3,000; (c) consulting fees of $183; (d) management service fees of $2,977, which included 2,500,000 shares issued to the president in lieu of cash for services rendered with a fair value of $2,500.

For the nine months ended February 28, 2005, NSM realized $20,590 in sales of its products. The concurrent cost of sales was $14,049, resulting in gross profit from operations of $6,541. During the same period, NSM incurred (a) office and general expenses of $6,332, which included rent of $1,717 and general administrative charges of $4,615 (b) professional fees of $43,272, which included legal fees of $29,072 for the preparation of this registration statement, accounting fees of $5,200 for preparation of financial statements, and auditor’s fees of $9,000; (c) consulting fees of $6,973; (d) management service fees of $2,238; (e) amortization of $473 for the accumulated amortization of the Website. Therefore, for the ~~six~~nine months ending February 28, 2005 NSM had total net loss of $52,747.

NSM has not attained profitable operations and is dependent upon obtaining financing to continue and to expand its existing business operations and to complete its plan of operation. For these reasons, NSM’s auditors stated in their report that they have substantial doubt that NSM will be able to continue as a going concern.

As of February 28, 2005, NSM had assets recorded on its consolidated financial statements at $36,267 consisting of cash of $25,245, accounts receivable of $9,189, property and equipment of $639, and an intangible asset relating to the Website domain name and Website development costs of $1,194. NSM’s liabilities on February 28, 2005 totaled $40,492, consisting of $9,252 in accounts payable and $30,433 in accrued liabilities, $807 due to related parties and $nil in note payable. There are no material defaults or past due amounts for the accounts payable or accrued liabilities. Accounts payable and accrued liabilities have increased since May 31, 2004 due to costs associated with business operations, sale of products, and this registration statement.

Current capital resources and liquidity

NSM’s capital resources have been limited. NSM currently does not generate significant revenue from its business operations to be profitable, and to date has relied only on the sale of equity for working capital for its business operations.

In April 2004, NSM completed a financing in the amount of $25,000 as described above. Subsequently, NSM completed a financing in the amount of $44,500 for working capital purposes. These funds were used for general working capital and to pay for the cost s of this offering. Though these two financings substantially improved NSM’s financial position, NSM is still in need of further financing. Depending on the outcome of this offering, NSM may decide to seek further financing to expand its business operations. There can be no assurances that NSM can obtain future additional financing on terms reasonably acceptable to it or at all. The lack of capital may force NSM to curtail its business operations.

As of May 31, 3004, NSM’s total assets were $8,810 and its total liabilities were $22,166. As of February 28, 2005, NSM’s total assets were $36,267 and its total liabilities were $40,492. The increase in the assets was a direct result of an increase of $25,245 cash, which was largely a result of $61,878 of net proceeds from private placements offset by $35,796 of cash used in operations. The increase in liabilities was a direct result of (a) an increase of $7,470 in accounts payable, which was a result of an increase in professional fees incurred and the purchase of inventory, (b) an increase of $17,868 in accrued liabilities, which was a result of professional fees and payables owing, (c) an increase of $330 in amounts due to related parties, and (d) a decrease of $7,342 in amounts due under a note payable for the acquisition of the Website and related assets.

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NSM does not currently have any commitments for material capital expenditures over the near or long term.

Upon completion of this offering NSM will implement its plan of operation as described below.

Plan of Operation

NSM has not had any significant revenues generated from its business operations since inception. NSM expects that the revenues generated from its website for the next 12 months will not be enough for its required working capital. Until NSM is able to generate any consistent and significant revenue it may be required to raise additional funds by way of equity.

At any phase, if NSM finds that it does not have adequate funds to complete a phase, it may have to suspend its operations and attempt to raise more money so it can proceed with its business operations. If NSM cannot raise the capital to proceed it may have to suspend operations until it has sufficient capital. However, NSM expects to raise the required funds for the next 12 months with this offering and with revenues generated from its business operations.

To become profitable and competitive, NSM needs to establish its Website as a comprehensive on-line shopping mall. To achieve this goal, Zuber Jamal has prepared the following phases for its plan of operation for the next 12 months.

Phase 1 - Develop and populate Website (3 months)

In Phase 1, NSM plans to (1) upgrade and update the Website so that it is more visually appealing and technologically sound, (2) update its product line and visuals on the Website, and (3) implement a downloadable high resolution picture format for viewing its products. NSM has budgeted $50,000 for this phase and expects it to take three months to complete, with completion expected within the first three months of NSM’s plan of operation. Also in this phase, NSM will continue to maintain and populate the Website with new products and services.

Phase 2 - Implement marketing strategy (6 months)

In Phase 2, NSM plans to (1) hire personnel for sales, marketing and customer service, (2) create a marketing strategy for the Website and its products, (3) upgrade its newsletter, and (4) implement its marketing strategy on its target market, including international customers.

NSM’s marketing goals in this phase are to attract potential and repeat customers to the Website and have customers perceive the Website as a preferred source of unique maritime products that are packaged and delivered in a professional, authoritative and efficient manner.

NSM has budgeted $75,000 for this phase and expects it to take six months to complete with completion expected within the first six months of NSM’s plan of operation.

Phase 3 - Expand inventory and products (6 months)

In Phase 3, NSM plans to expand its product line to include more specialty kits, marine antiquities, marine prints, multimedia products, educational products, and radio-controlled products.

NSM’s expansion goals in this phase are to (1) expand its product line by 20 new products each year, (2) expand its business by offering products directly applicable to its retail model, and (3) position itself as an authority on the subject of marine based products and memorabilia and extend its product line to include other media such as antiquities, books and DVD’s.

NSM has budgeted $75,000 for this phase and expects it to take six months to complete, with completion expected within the second six months of NSM’s plan of operation.

SB2/ - 28 - A4

Phase 4- Develop strategic alliances (4 months)

In Phase 4, NSM plans to develop and establish strategic alliances with (1) webmasters of various strategic sites on the Internet, (2) national retail chains, (3) museums, (4) educational institutions, (5) gift market, (6) product suppliers, and (7) national and international shipping companies.

NSM’s strategic alliance goals in this phase are to (1) create relationships with the strategic alliances to help attract traffic to the Website and to the reciprocal hyperlinks, banner ads or profiles on their sites, (2) assist in the marketing strategy,(3) capitalize on the extensive market reach of the strategic alliances, (4) help fill rates and provide inventory in an allotted processing time, and (5) develop customer service with timely and economical delivery of products to customers.

Currently, NSM has identified some suitable strategic partners for its products and services but has yet to finalize the terms of such a partnership. During this phase, NSM will identify more strategic partners and contact them to negotiate a strategic alliance.

NSM has budgeted $50,000 for this phase and expects it to take four months to complete, with completion expected within the final four months of NSM’s plan of operation.

Reports

After NSM completes this offering, NSM will not be required to furnish you with an annual report. Further, NSM will not voluntarily send you an annual report. NSM is required to file reports with the SEC under section 15(d) of the Securities Act. The reports are filed electronically. The reports NSM is required to file are Forms 10-KSB, 10-QSB, and 8-K. You may read copies of any materials NSM files with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that will contain copies of the reports NSM files electronically. The address for the Internet site is www.sec.gov.

DESCRIPTION OF PROPERTY

NSM's sole assets consists of its 100% interest in Northern Star. Northern Star’s assets consist of its domain name www.northernstarmall.com, its website, and the inventory it has in stock at this time.

NSM operates from its principal office at Suite 210D, 8351 Alexandra Road, Richmond, British Columbia, Canada. During the period ended May 31, 2004, NSM entered into a lease agreement for office premises at a rate of CDN$6,000 per annum, for a one year term expiring March 31, 2005. Upon signing the agreement, the landlord agreed to waive the first five months of rent. The landlord is an unrelated party, and the terms of the lease were not adjusted after the fact to deal with unpaid rent. A phasing-in period was understood between the landlord and NSM upon signing, and a grace period of no rental payments was negotiated. This is a customary rental incentive in the area where the office is located. Subsequent to March 31, 2005, NSM now leases the same office space under a month to month lease at a rental rate of CDN$500 a month (US$402.25/month). Zuber Jamal believes this office space is sufficient at this time.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

NSM’s shares of common stock are not listed for trading on any exchange or quotation service.

NSM has 27 registered holders of shares of common stock.

Future sales by existing stockholders

A total of 3,445,000 shares of common stock were issued to the existing stockholders, all of which are restricted securities, as defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act. Under Rule 144, the shares can be publicly sold, subject to volume restrictions and restrictions on the manner of sale, commencing one year after their acquisition.

Shares purchased from the security holders listed in this offering will be immediately resalable, and sales of all of NSM’s other shares, after applicable restrictions expire, could have a depressive effect on the market price of NSM’s common stock and the shares being offered in this prospectus.

SB2/ - 29 - A4

Penny Stock rules

Trading in NSM’s securities is subject to the “penny stock” rules. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends NSM’s securities to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in NSM’s securities, which could severely limit their market price and liquidity of NSM’s securities.

EXPERTS

NSM’s financial statements for the period from inception to November 30, 2004 included in this prospectus have been audited by Manning Elliot, Chartered Accountants, 1100 - 1050 West Pender Street, Vancouver, British Columbia, V6E 3S7, Canada, telephone (604) 714-3600 as set forth in their report included in this prospectus.

Conrad C. Lysiak, Attorney at Law of Spokane Washington has provided the legal opinion regarding the legality of the shares being registered.

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FINANCIAL STATEMENTS

NSM’s financial statements as of February 28, 2005 (unaudited) and May 31, 2004 (audited) and for the periods from inception (April 8, 2004) to February 28, 2005 (unaudited), the nine month period ended February 28, 2005 (unaudited), and from inception to May 31, 2004 (audited) and immediately follow:

Financial Statements as of February 28, 2005 (unaudited) and May 31, 2004 (audited)

NSM HOLDINGS, INC.
(a development stage company)

FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

CONSOLIDATED BALANCE SHEETS as of February 28, 200~~4~~5 (unaudited) and May 31, 2004 (audited)

CONSOLIDATED STATEMENT OF OPERATIONS from April 8, 2004 (Date of Inception) to February 28, 2005 (unaudited) and the nine month period ended February 28, 200~~4~~5 (unaudited) and from April 8, 2004 (Date of Inception) to May 31, 2004 (audited)

CONSOLIDATED STATEMENT OF CASH FLOWS from April 8, 2004 (Date of Inception) to February 28, 2005 (unaudited) and the nine month period ended February 28, 200~~4~~5 (unaudited) and from April 8, 2004 (Date of Inception) to May 31, 2004 (audited)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT) from April 8, 2004 (Date of Inception) to May 31, 2004 (audited) and to February 28, 200~~4~~5 (unaudited)

SB2/ - 31 - A4

February 28, 2005

Report of Independent Registered Public Accounting Firm    F-1

Consolidated Balance Sheets    F-2

Consolidated Statements of Operations    F-3

Consolidated Statements of Cash Flows    F-4

Consolidated Statement of Stockholders’ Equity (Deficit)    F-5

Notes to the Consolidated Financial Statements    F-6

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Independent Auditor’s Report

To the Board of Directors and Stockholders of
NSM Holdings, Inc. (A Development Stage Company)

We have audited the accompanying consolidated balance sheet of NSM Holdings, Inc. (A Development Stage Company) as of May 31, 2004 and the related consolidated statement of operations, stockholders’ deficit and cash flows for the period from April 8, 2004 (Date of Inception) to May 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NSM Holdings, Inc. (A Development Stage Company) as of May 31, 2004, and the results of its operations and its cash flows accumulated for the period from April 8, 2004 (Date of Inception) to May 31, 2004, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred operating losses since inception and will need equity financing to begin realizing upon its business plan. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ “Manning Elliott”

CHARTERED ACCOUNTANTS

Vancouver, Canada
July 6, 2004

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NSM Holdings, Inc.
(A Development Stage Company)
Consolidated Balance Sheet
(Expressed in US dollars)

	February 28, 2005 $	May 31, 2004 $
	(unaudited)	(audited)
ASSETS

Current Assets

Cash	25,245	-
Accounts receivable	9,189	-
Inventory	-	7,341

Total Current Assets	34,434	7,341

Property and Equipment (Note 3)	639	-

Intangible Assets (Note 4)	1,194	1,469

Total Assets	36,267	8,810

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current Liabilities

Accounts payable	9,252	1,782
Accrued liabilities	30,433	12,565
Due to a related party (Note 5(a))	807	477
Note payable (Note 6)	-	7,342

Total Liabilities	40,492	22,166

Contingencies and Commitments (Notes 1 and 9)

Stockholders’ Equity (Deficit)

Preferred Stock, 5,000 shares authorized, $0.001 par value None issued and outstanding	-	-

Common Stock, 100,000,000 shares authorized, $0.001 par value 3,445,000 and 3,000,000 shares issued and outstanding, respectively	3,445	3,000

Additional Paid in Capital	60,933	24,500

Subscriptions Receivable (Note 7(b))	-	(25,000)

Deficit Accumulated During the Development Stage	(68,603)	(15,856)

Total Stockholders’ Equity (Deficit)	(4,225)	(13,356)

Total Liabilities and Stockholders’ Equity (Deficit)	36,267	8,810

(The accompanying notes are an integral part of these financial statements)

SB2/ - 34 - A4

NSM Holdings, Inc.
(A Development Stage Company)
Consolidated Statement of Operations
(Expressed in US dollars)

	Accumulated From April 8, 2004	Nine Month	From April 8, 2004
	(Date of Inception)	Period Ended	(Date of Inception)
	to February 28,	February 28,	To May 31,
	2005	2005	2004
	$	$	$
		(unaudited)	(audited)

Revenue	20,590	20,590	-

Cost of Sales	(14,049)	(14,049)	-

Gross Profit	6,541	6,541	-

Expenses

Amortization	473	473	-
Consulting fees	7,156	6,973	183
General and administrative	4,643	4,615	28
Management services (Note 5)	5,215	2,238	2,977
Professional fees	55,207	43,272	11,935
Rent	2,450	1,717	733

Total Expenses	75,144	59,288	15,856

Net Loss For the Period	(68,603)	(52,747)	(15,856)

Net Loss Per Share - Basic and Diluted		(0.02)	(0.05)

Weighted Average Shares Outstanding		3,246,000	308,000

(The accompanying notes are an integral part of these financial statements)

SB2/ - 35 - A4

NSM Holdings Inc.
(A Development Stage Company)
Consolidated Statement of Cash Flows
(Expressed in US dollars)

	Accumulated From April 8, 2004 (Date of Inception) to February 28, 2005 $	Nine Month Period Ended February 28, 2005 $	From April 8, 2004 (Date of Inception) to May 31, 2004 $
	(unaudited)	(unaudited)	(audited)

Cash Flows Provided By Operating Activities

Net loss for the period	(68,603)	(52,747)	(15,856)

Adjustments to reconcile net loss to cash:
Amortization	473	473	-
Issue of shares for services	2,500	-	2,500

Change in operating assets and liabilities:
(Increase) in accounts receivable	(9,189)	(9,189)	-
Decrease in inventory	7,341	7,341	-
(Decrease) in note payable	(7,342)	(7,342)	-
Increase in accounts payable and accrued liabilities	39,685	25,338	14,347
Increase in due to related party	807	330	477

Net Cash (Used In) Provided By Operating Activities	(34,328)	(35,796)	1,468

Cash Flows Used In Investing Activities

Purchase of property and equipment	(837)	(837)	-
Web site development costs	(1,468)	-	(1,468)

Net Cash Flows Used In Investing Activities	(2,305)	(837)	(1,468)

Cash Flows Used In Financing Activities

Proceeds from issue of common stock, net of offering costs	61,878	61,878	-

Net Cash Flows Provided By Financing Activities	61,878	61,878	-

Increase in Cash	25,245	25,245	-

Cash - Beginning of Period	-	-	-

Cash - End of Period	25,245	25,245	-

Non-Cash Financing Activities
Purchase of assets by issue of note payable	7,342	-	7,342
Issue of common shares for services	2,500	-	2,500

Supplemental Disclosures
Interest paid	442	442	-
Income taxes paid	-	-	-

(The accompanying notes are an integral part of these financial statements)
SB2/ - 36 - A4

NSM Holdings, Inc.
(A Development Stage Company)
Consolidated Statement of Stockholders’ Equity (Deficit)
From April 8, 2004 (Date of Inception) to November 30, 2004
(Expressed in US dollars)

					Deficit
					Accumulated
			Additional		During the
			Paid-in	Subscriptions	Development
	Shares	Amount	Capital	Receivable	Stage	Total
	#	$	$	$	$	$

Balance - April 8, 2004 (Date of Inception)	-	-	-	-	-	-

Common shares issued for services at $0.001 per share	2,500,000	2,500	-	-	-	2,500

Common shares issued for cash at $0.05 per share	500,000	500	24,500	(25,000)	-	-

Net loss for the period	-	-	-	-	(15,856)	(15,856)

Balance - May 31, 2004 (audited)	3,000,000	3,000	24,500	(25,000)	(15,856)	(13,356)

Common shares issued for cash at $0.10 per share	445,000	445	44,055	-	-	44,500

Share issue costs	-	-	(7,622)	-	-	(7,622)

Proceeds from share subscriptions	-	-	-	25,000	-	25,000

Net loss for the period	-	-	-	-	(52,747)	(52,747)

Balance - February 28, 2005 (unaudited)	3,445,000	3,445	60,933	-	(68,603)	(4,225)

(The accompanying notes are an integral part of these financial statements)

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NSM Holdings, Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
February 28, 2005

1. Development Stage Company

The Company was incorporated in the State of Delaware on April 8, 2004. The Company is a Development Stage Company, as defined by Statement of Financial Accounting Standard (“SFAS”) No.7.  "Accounting and Reporting by Development Stage Enterprises. The Company’s principal business is the sale of marine hobby products through its website “northernstarmall.com”.

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has incurred operating losses since inception and is unlikely to generate earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations and the attainment of profitable operations. As at February 28, 2005, the Company has a working capital deficiency of $6,058 and accumulated losses of $68,603 since inception. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

In September 2004, the Company issued 445,000 common shares at a price of $0.10 per share for net proceeds of $36,878 after issuance costs of $7,622, pursuant to a private placement.

The Company is planning to file an amended Form SB-2 Registration Statement (“SB-2”) with the United States Securities and Exchange Commission to register 945,000 shares of common stock held by existing shareholders, which includes common shares issued in the private placement discussed above, for resale at a price of $0.10 per share. Also pursuant to the SB-2, the Company plans to offer up to 2,500,000 common shares at a price of $0.10 per share for maximum proceeds of $250,000 to the Company.

2. Summary of Significant Accounting Policies

a)	Basis of Presentation and Fiscal Year

These consolidated financial statements include the accounts of the Company and it’s wholly owned subsidiary, Northern Star Distributors Ltd., a private company incorporated in the Province of British Columbia, Canada.  These consolidated financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. The Company’s fiscal year-end is May 31.

b)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d)	Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 128, "Earnings per Share". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.

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NSM Holdings, Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
February 28, 2005

2. Summary of Significant Accounting Policies (continued)

e)	Share Offering Costs

Costs incurred related to share offerings are deducted from the proceeds of the related offerings. Costs incurred related to the registration of common stock held by existing shareholders of the Company are expensed as incurred. As the Company is uncertain as to the amount of shares the Company will eventually issue under the proposed SB-2, all related costs have been expensed as incurred.

f)	Comprehensive Loss

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at February 28, 2005 and May 31, 2004, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

g)	Inventory

Inventory is determined on a first-in, first-out basis and is stated at the lower of cost or market. Market is determined based on the net realizable value, with appropriate consideration given to obsolescence, excessive levels, deterioration and other factors.

h)	Property and Equipment

Property and equipment consists of computer hardware, is recorded at cost and is being amortized on a straight-line basis over their estimated lives of three years.

i)	Website Development Costs

The Company recognizes the costs associated with developing a website in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Relating to website development costs the Company follows the guidance pursuant to the Emerging Issues Task Force (EITF) No. 00-2, “Accounting for Website Development Costs”.

Costs associated with the website consist primarily of a domain name purchased from a third party, and web site design costs. These capitalized costs are amortized based on their estimated useful life over four years. Payroll and related costs have not been capitalized, as the amounts principally relate to maintenance. Internal costs related to the development of website content will be charged to operations as incurred.

j)	Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

k)	Financial Instruments and Concentrations

Financial instruments, which include accounts payable, accrued liabilities, and due to a related party were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company’s operations are in Canada resulting in exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company’s operations that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

For the nine months ended February 28, 2005, accounts receivable from a single unaffiliated customer represented 94% of total accounts receivable, and sales to a single unaffiliated customer represented 64% of total sales.

l)	Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 “Accounting for Income Taxes” as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

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NSM Holdings, Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
February 28, 2005

2. Summary of Significant Accounting Policies (continued)

m)	Foreign Currency Translation

The Company’s functional and reporting currency of the Company and its subsidiary is the United States dollar. The financial statements of the Company’s wholly owned subsidiaryMonetary assets and liabilities denominated in foreign currencies are translated to United States dollars in accordance with SFAS No. 52 “Foreign Currency Translation”. Monetary assets and liabilities denominated in foreign currencies are translated ”using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in Canadian dollars. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

n)	Revenue Recognition

The Company recognizes revenue from the online sale of marine hobby products in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements.” Revenue consists of the sale of marine hobby products and is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the product is shipped, and collectibility is reasonably assured.

Trade accounts receivable relate to the sale of marine hobby products. The Company sells to customers based on standard credit policies and regularly reviews accounts receivable for any bad debts. As of February 28, 2005, no allowance for doubtful accounts is considered necessary.

o)	Stock - Based Compensation

Common shares issued for non-cash consideration are valued based on the fair market value of the services provided or the fair value of the common stock on the measurement date, whichever is more readily determinable.

The Company records stock-based compensation in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”. All transactions in which goods or services are provided to the Company in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued. The Company does not currently have a stock option plan.

p)	Recent Accounting Pronouncement

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.  SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”.  SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (“SAB 107”) to give guidance on the implementation of SFAS 123R. The Company will consider SAB 107 during implementation of SFAS 123R.

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NSM Holdings, Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2004

2. Summary of Significant Accounting Policies (continued)

p) Recent Accounting Pronouncement (continued)

In November 2004, FASB issued SFAS No. 151, “Inventory Costs-an amendment of ARB No. 43”. SFAS 151 amends the guidance in ARB No. 43, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, and are to be applied prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle.  SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

q)	Interim Financial Statements

These interim unaudited financial statements have been prepared on the same basis as the annual financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position, results of operations and cash flows for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period.

3. Property and Equipment
	February 28, 2005			May 31, 2004
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$
			(unaudited)	(audited)

Computer hardware	837	639	709	-

4. Intangible Assets
	February 28, 2005			May 31, 2004
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$
			(unaudited)	(audited)

Website domain name	1	-	1	1
Website development costs	1,468	275	1,193	1,468

	1,469	275	1,194	1,469

5. Related Party Balances/Transactions

a)	The amount due to a related party of $807 (May 31, 2004 - $477) is non-interest bearing, unsecured and has no specific terms of repayment.

b)	During the nine month period ended February 28, 2005, the Company paid $2,238 (May 31, 2004 - $477) to the President of the Company for management services rendered.

c)
During the period ended May 31, 2004, the Company issued 2,500,000 shares of common stock to the President of the Company for services valued at $2,500. The Company also issued 500,000 shares of common stock to the President of the Company for cash at $0.05 per share.

6. Acquisition of Assets

The Company entered into an Agreement dated April 30, 2004 to acquire a 100% interest in the domain name “northernstarmall.com” and inventory in consideration for a promissory note of CDN$10,000. The note was unsecured bearing interest at 4% per annum and was repaid in June 2004. The purchase price of $7,342 (CND$10,000) was allocated as follows:

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$

Net tangible assets acquired	$7,341
Intangible assets acquired	1

Total purchase price	$7,342

7. Common Shares

a)
On April 16, 2004 the Company issued 2,500,000 shares of common stock to the President of the Company at a price of $0.001 per share in consideration for services valued at $2,500. These common shares were recorded at management’s estimate of a nominal fair value of $0.001 per share as they were issued as founders shares

b)
On April 23, 2004 the Company issued 500,000 shares of common stock to the President of the Company at a price of $0.05 per share for cash proceeds of $25,000, which was received in full in June 2004. The price was 50% of the anticipated offering price of the Company’s proposed SB-2.

c)
On October 1, 2004 the Company issued 445,000 shares of common stock to unrelated third parties at a price of $0.10 per share for net proceeds of $36,878 after issuance costs of $7,622, pursuant to a private placement. The price was determined to be equal to the anticipated offering price of the Company’s proposed SB-2.

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NSM Holdings, Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2004

8. Income Tax

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. As of May 31, 2004, the Company has net operating losses carried forward totalling $7,810 for US tax purposes and $5,069 for Canadian tax purposes which expire starting in 2024 and 2011, respectively. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not to utilize the net operating losses carried forward in future years.

The components of the net deferred tax asset at May 31, 2004, the statutory tax rate, the effective tax rate and the amount of the valuation allowance are indicated below:

May 31, 2004 $
(unaudited)
Net Operating Losses	12,879

Statutory Tax Rate	34%

Effective Tax Rate	-

Deferred Tax Asset	4,379

Valuation Allowance	(4,379)

Net Deferred Tax Asset	-

9. Commitment

During the period ended May 31, 2004, the Company entered into a lease agreement for office premises at a rate of CDN$6,000 per annum, for a one year term expiring March 31, 2005. DuringUpon signing the six month period ended November 30, 2004agreement, the landlord agreed to waive the first five months of unpaid rent, and accordingly, $2,011 (CDN$2,500) has been recognized as a gain on forgiveness of debt. No other terms of the lease have been modified as a result of the forgiveness of unpaid rent.. In accordance with FTB 85-3 “Accounting for Operating Leases with Scheduled Rent Increases”, the waiver of rent has been applied on a straight line basis over the term of the lease.

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PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officer of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

1.     Article Seventh of the Certificate of Incorporation of NSM. No director or officer will be held personally liable to NSM or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director unless such breach involves (a) a breach of the director’s duty of loyalty to NSM or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) a payment of dividends in violation of the law, or (d) any transaction from which the director derived an improper personal benefit.

2.     Part 6 of the By-laws of NSM. Directors and officers will be indemnified to the fullest extent allowed by the law against all damages and expenses suffered by a director or officer being party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative.

3.     The Delaware General Corporation Law provides that NSM may indemnify any and all of its officers, directors, employees or agents or former officers, directors, employees or agents, against expenses actually and necessarily incurred by them, in connection with the defense of any legal proceeding or threatened legal proceeding, except as to matters in which such persons will be determined to not have (I) breached the duty of loyalty to NSM or its stockholders; (ii) failed to act in good faith or committed intentional misconduct or a knowing violation of the law; (iii) acted in violation of Delaware General Corporation Law; or (iv) entered into a transaction from which he/she derived an improper personal benefit.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making NSM responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

Other Expenses of Issuance and Distribution

NSM will pay all expenses in connection with the registration and sale of the common stock by both NSM and the selling stockholders. The estimated expenses of issuance and distribution (assuming all shares offered are sold) are set forth below.

Expense	Cost
SEC registration fee	$100.00	estimated
Transfer Agent fee	$1,000.00	estimated
Printing expenses	$500.00	estimated
EDGAR filing fees	$1,000.00	estimated
Accounting fees and expenses	$10,000.00	estimated
Legal fees and expenses	$25,000.00	estimated
Total (estimate)	$37,600.00

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RECENT SALE OF UNREGISTERED SECURITIES

In the past three fiscal years, NSM has sold the following securities that were not registered under the Securities Act of 1933.

On April 16, 2004, NSM issued 2,500,000 restricted shares of common stock to Zuber Jamal, NSM’s sole director and officer, pursuant to Section 4(2) of the Securities Act of 1933. The restricted shares of common stock were issued in consideration of the services that were provided by Mr. Jamal in the formation of NSM and its business operations. NSM valued those services at $2,500. Mr. Jamal determined that the number of shares issued for the services was representative of an equity position of a sole director and officer in a development company. Mr. Jamal is a sophisticated investor, an officer and a director of NSM, and was in possession of all material information relating to NSM. Further, no commissions were paid to anyone in connection with the sale of the shares and no general solicitation was made to anyone.

On April 23, 2004, NSM issued 500,000 restricted shares of common stock to Zuber Jamal pursuant to Section 4(2) of the Securities Act of 1933. NSM set the offering price for this offering at $0.05 per share. In determining this offering price, NSM’s sole director, Zuber Jamal, considered similar factors that were considered when determining the offering price of this offering, such as the offering price of NSM’s past and future offerings and what effect the offering price would have on the dilution of net tangible book value on future investors. Mr. Jamal determined that the offering price needed to be increased from the last offering price to ensure that the $0.05 offering would not be too dilutive in consideration of future offerings. NSM received $25,000 in subscription funds from Mr. Jamal as consideration for these shares. Mr. Jamal is a sophisticated investor, an officer and a director of NSM, and was in possession of all material information relating to NSM. Further, no commissions were paid to anyone in connection with the sale of the shares and no general solicitation was made to anyone.

On April 30, 2004, NSM authorized the issuance of up to 750,000 shares of common stock at $0.10 to private investors for a total offering price of $75,000. NSM raised $44,500 from this offering, which was closed on September 30, 2004. The 445,000 restricted shares of common stock were issued for investment purposes in a “private transaction”. NSM relied upon Section 4(2) of the Securities Act of 1933 and Rule 903 of Regulation S. The offering was not a public offering and was not accompanied by any general advertisement or any general solicitation. Each subscriber had a pre-existing business relationship with the sole executive officer that allowed NSM to determine that (1) each subscriber met certain suitability standards and (2) had the level of knowledge and experience in finance to evaluate the merits and risks of the investment in the shares. NSM received from each subscriber a completed and signed subscription agreement containing certain representations and warranties, including, among others, that (a) the subscriber was not a U.S. person, (b) the subscriber subscribed for the shares for their own investment account and not on behalf of a U.S. person, and (c) there was no prearrangement for the sale of the shares with any buyer. No offer was made or accepted in the United States and the share certificates representing the shares have been legended with the applicable trading restrictions.

EXHIBITS

The following Exhibits are filed as part of this Registration Statement, pursuant to Item 601 of Regulation S-B. All Exhibits have been included unless otherwise noted.

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Exhibit	Description
3.1	Certificate of Incorporation for NSM Holdings, Inc.	Filed
3.2	By-laws of NSM Holdings, Inc.	Filed
3.3	Certificate of Incorporation for Northern Star Distributors Ltd.	Filed
3.4	Notice of Articles for Northern Star Distributors Ltd.	Filed
3.5	Articles of Northern Star Distributors Ltd.	Filed
5.1	Opinion of Conrad C. Lysiak, regarding the legality of the securities being registered.	Filed
10.1	Asset Purchase Agreement dated April 30, 2004, between Northern Star Distributors Ltd. and Hansa Capital Corp.	Filed
10.2	Sublease dated April 1, 2004, between David Higano and Northern Star Distributors Ltd.	Filed

23.1      Consent of Manning Elliot dated July 8, 2005                               Included
23.2	Consent of Conrad C. Lysiak	Filed
99.1	Form of Subscription Agreement	Filed

UNDERTAKINGS

Regarding indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, NSM will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act if 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant undertakes:

1.     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
a. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
b. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;
c. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any change to such information in the registration statement.

2.    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.
3.    To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of this amended Form SB-2 Registration Statement and has duly caused this Form SB-2 Registration Statement to be signed on its behalf by the undersigned duly authorized person, in Vancouver, British Columbia, Canada on this 8th day of July, 2005.

NSM NSM Holdings, Inc.

By:  /s/ Zuber Jamal
Zuber Jamal
President and Director

Pursuant to the requirements of the Securities Act of 1933, the following persons in their capacities and on the dates indicated have signed this Form SB-2 Registration Statement:

Signature	Title	Date
 July 8, 2005
/s/ Zuber Jamal	President, principal executive officer, principal financial officer principal accounting officer, Treasurer, Corporate Secretary, and Director

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Dealer Prospectus Delivery Obligation

Until *, 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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EXHIBIT 23.1

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CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated July 6, 2004 included in the Registration Statement on Form SB-2 Amendment No. 4 and related Prospectus of NSM Holdings, Inc. for the registration of shares of its common stock.

/s/ “Manning Elliott”

MANNING ELLIOTT

CHARTERED ACCOUNTANTS

Vancouver, Canada
July 8, 2005

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